Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MRGB HOLD CO.,

MRVK MERGER CO.

and

R.G. BARRY CORPORATION

dated as of

May 1, 2014

i

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 1, 2014, by and among MRGB Hold Co., a Delaware corporation (“Parent”), MRVK Merger Co., an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and R.G. Barry Corporation, an Ohio corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each have approved, and in the case of the Company and Merger Sub deem it advisable and in the best interests of their respective shareholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each of the Company’s issued and outstanding Common Shares, par value $1.00 per share (such issued and outstanding Common Shares, collectively, the “Shares”), other than Dissenting Shares, Shares owned by Mill Road Capital II, L.P., a Delaware limited partnership and an Affiliate of Parent (the “Sponsor”), and any Common Shares held in the treasury of the Company, will be converted into the right to receive the Merger Consideration.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

Upon the terms and subject to the conditions of this Agreement and in accordance with Ohio Law, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation.”

Section 1.2 Closing.

The closing of the Merger (the “Closing”) shall take place on the second Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction of any such condition) set forth in Article VII (the “Closing Date”), at the offices of Vorys, Sater, Seymour and Pease LLP, 52 E. Gay Street, Columbus, Ohio 43215, remotely via the electronic exchange of counterpart signature pages, or at such other date or place as is agreed to in writing by the parties to this Agreement.

Section 1.3 Effective Time.

The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Secretary of State of the State of Ohio, in such form as required by, and executed in accordance with, the relevant provisions of Ohio Law (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company in writing, being the “Effective Time”).

Section 1.4 Effect of the Merger.

The Merger shall have the effects set forth in the applicable provisions of Ohio Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Articles of Incorporation and Regulations of the Surviving Corporation.

At the Effective Time, the Articles of Incorporation and Regulations of the Company shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the articles of incorporation and code of regulations of Merger Sub, and as so amended shall be the articles of incorporation and code of regulations of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation.

The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the code of regulations of the Surviving Corporation.

Section 1.7 Subsequent Actions.

If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of Shares or the holders of securities of Parent or Merger Sub:

(a) Each Share issued and outstanding immediately before the Effective Time (other than any Common Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares, as such term is defined in Section 2.4 below) will be cancelled and extinguished and be converted into the right to receive $19.00 in cash payable to the holder of such Share, without interest (the “Merger Consideration”), upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration, without interest, for such Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2.

(b) Each Common Share held in the treasury of the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of the Company, Parent or Merger Sub immediately before the Effective Time will be cancelled and extinguished, and no payment or other consideration will be made with respect to such Common Shares.

(c) Each common share, no par value per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable common share, no par value per share, of the Surviving Corporation.

Section 2.2 Payment; Surrender of Shares; Share Transfer Books.

(a) Before the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent in connection with the Merger (the “Paying Agent”) to receive the funds necessary to make the payments contemplated by Section 2.1(a). When and as needed, Parent or Merger Sub shall deposit, or cause to be deposited, in trust with the Paying Agent in a separate account for the benefit of holders of Shares (the “Payment Fund”), the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a). If, for any reason, the cash in the Payment Fund shall be insufficient to fully satisfy all of the cash payment obligations under Section 2.1(a), Parent, Merger Sub or the Surviving Corporation, as applicable, shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b) Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Certificates or Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) (i) a letter of transmittal (which must specify that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares will pass, only upon delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and will be in such form and have such other provisions as the Company and Merger Sub may reasonably specify) and (ii) instructions for surrendering Certificates or Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter until the first anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Paying Agent under cover of the letter of transmittal. Upon delivery of a valid letter of transmittal and the surrender of Certificates or Book-Entry Shares on or before the first anniversary of the Effective Time, the Surviving Corporation shall cause the Paying Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Certificates or Book-Entry Shares. Until so surrendered, Certificates or Book-Entry Shares (other than those representing Dissenting Shares, Common Shares held by Parent or any direct or indirect wholly-owned Subsidiary of Parent, and Common Shares held in the treasury of the Company) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates or Book-Entry Shares.

(c) If payment of the Merger Consideration in respect of cancelled Shares is to be made to a Person other than the Person in whose name surrendered Certificates are registered, it will be a condition to such payment that the Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificates surrendered or shall have established to the satisfaction of the Paying Agent that such Tax is not applicable. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates.

(d) At the Effective Time, the share transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares (other than those representing Dissenting Shares, Shares held by Parent or any direct or indirect wholly-owned Subsidiary of Parent, and Common Shares held in the treasury of the Company) are presented to the Surviving Corporation, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(e) Promptly following the date which is one year after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any cash, including any interest received with respect to such cash, and any Certificates or other documents, in its possession relating to the Merger, which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration made available to the Paying Agent in respect of any Dissenting Shares (as such term is defined in Section 2.4(a) of this Agreement) shall be returned to Parent, upon the request of Parent.

(f) Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3, such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold under the Code, the rules and regulations promulgated thereunder, or any provision of U.S. state or local Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity by Parent, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

Section 2.3 Treatment of Company Share Plans.

(a) Each option to purchase Common Shares granted under a Company Share Plan (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled and converted into the right of the holder to receive from the Surviving Corporation, through its payroll, an amount in cash, without interest, equal to the product of (A) the total number of Common Shares previously subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per share set forth in such Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Effective Time each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made by the Surviving Corporation, through its payroll promptly (and in any event no later than the next regular payroll date that occurs on or after 5 Business Days following the Effective Time).

(b) Each award of a right under a Company Share Plan (other than an award of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to Common Shares or cash equal to, based on or measured by the value of Common Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall, if necessary, be adjusted by the applicable Company Share Plan committee, cancelled, and converted into the right of the holder to receive from the Surviving Corporation, through its payroll, an amount in cash, without interest, equal to the product of (A) (i) in the case of Share Units (or equivalent cash awards) subject to performance-based vesting conditions, the number of Common Shares determined based on the applicable award agreement and calculated in accordance with the terms of the applicable Company Share Plans and (ii) in the case of Share Units subject to time-based vesting conditions, the total number of Common Shares underlying such Share Units, and (B) the Merger Consideration, less (C) any required withholding Taxes (the “Share Unit Payment”). As of the Effective Time, each holder of a Share Unit shall cease to have any rights with respect thereto, except the right to receive the applicable Share Unit Payment. All Share Unit Payments shall be made by the Surviving Corporation, through its payroll, promptly (and in any event no later than the next regular payroll date that occurs on or after 5 Business Days following the Effective Time); provided, however, in the event that such payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment shall instead be made by the Surviving Corporation, through its payroll, at the time specified in the applicable Company Share Plan and related award document. Notwithstanding the foregoing, to the extent that Section 3.16(m) of the Company Disclosure Letter identifies any Share Units with respect to which any election under Section 83(b) of the Code was properly made, the exchange and payment of such Share Unit shall be made pursuant to Section 2.2 of this Agreement and not pursuant to this Section 2.3(b).

(c) All account balances (whether or not vested) under any Company Share Plan that provides for the deferral of compensation and represents amounts notionally invested in a number of Common Shares or otherwise provides for distributions or benefits that are calculated based on the value of a Common Share (collectively, the “Deferred Compensation Plans”), including all Share Units of Company directors that are outstanding and were deferred under the R.G. Barry Corporation Amended and Restated Deferral Plan (collectively, the “Director Share Units”), shall be converted into a right of the holder to receive an amount in cash, without interest, equal to the product of (A) the number of Common Shares previously deemed invested under or otherwise referenced by such account and (B) the Merger Consideration. Such amounts, together with all additional amounts accrued pursuant to dividend equivalent rights granted in connection with the Director Share Units, less any required withholding Taxes (the “Deferred Payment”), shall be made by the Surviving Corporation, through its payroll, promptly (and in any event no later than the next regular payroll date that occurs on or after 5 Business Days following the Effective Time).

(d) Prior to the Effective Time, the Company shall use reasonable best efforts to take all such lawful action as may be necessary without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any Shares held by a holder who has demanded and perfected such holder’s demand for appraisal of such holder’s Shares in accordance with Ohio Law (including but not limited to Section 1701.85 of Ohio Law) and as of the Effective Time has neither effectively withdrawn nor lost such holder’s right to such appraisal (“Dissenting Shares”), will not be converted into or represent a right to receive cash pursuant to Section 2.1(a), but the holder of the Dissenting Shares will be entitled to only such rights as are granted to holders of Dissenting Shares by Ohio Law.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Shares who demands appraisal of such holder’s Shares under Ohio Law effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be cancelled and converted into and represent only the right to receive the Merger Consideration as provided in Section 2.1(a), without interest thereon, upon surrender of Certificates or Book-Entry Shares representing such Shares pursuant to Section 2.2.

(c) The Company shall give Parent prompt notice of any written demands for appraisal or payment of the fair value of any Shares, withdrawals of such demands, and any other instruments served pursuant to Ohio Law received by the Company, and Parent shall have the right to participate in all negotiations and proceedings with respect to the foregoing. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands, or agree to do any of the foregoing.

Section 2.5 Adjustments.

If, during the period between the date hereof and the Effective Time, any change in the Shares shall occur, by reason of any reclassification, recapitalization, reorganization, stock split or combination, exchange or readjustment of Common Shares, or any stock dividend thereon with a record date during such period, the Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted.

Section 2.6 Lost Certificates.

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in any Company SEC Document (as such term is defined in Section 3.5(a) of this Agreement), as filed with the SEC from June 30, 2013 through the date of this Agreement (excluding any statements that are not of a specific, factual nature and further excluding any statements contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents), and subject to the exceptions with respect to particular representations and warranties disclosed in the letter from the Company, dated the date hereof, addressed to Parent and Merger Sub (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization; Standing and Power; Minutes.

(a) Each of the Company and its Subsidiaries is a corporation, partnership, limited liability company or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority and all necessary governmental approvals, licenses, permits and authorizations to own, lease and operate its properties and to carry on its business as now being conducted, except (other than with respect to the Company’s due organization, valid existence and good standing) where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals, licenses, permits and authorizations would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, the Company does not own any equity interests in any corporation or other entity, except for its Subsidiaries.

(c) The Company has delivered or made available to Parent true and correct copies of the minutes (or, in the case of Board or committee minutes that have not yet been finalized, an agenda for the corresponding meeting) of all meetings of shareholders, the Company Board and each committee of the Company Board since January 1, 2011, which minutes may be redacted to remove all matters relating to the Transactions.

Section 3.2 Authorization; Validity of Agreement; Company Action; Charter Documents.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to Shareholder Approval, to consummate the transactions contemplated hereby, including consummation of the Merger (collectively, the “Transactions”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, except for the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming its due and valid authorization, execution and delivery by the other parties hereto, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Assuming the accuracy of the representations and warranties in Section 4.6, the affirmative vote of the holders of a majority of the outstanding Shares to adopt this Agreement (the “Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, that is necessary in connection with the consummation of the Merger.

(c) At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company’s shareholders and declared this Agreement advisable, (ii) approved this Agreement and the Transactions, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders and (iv) resolved (subject to Section 5.2) to recommend to the Company’s shareholders that they adopt this Agreement (such recommendation, the “Company Recommendation”).

(d) The copies of the Company’s Articles of Incorporation and Regulations, in the forms most recently filed in the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 3.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing with the SEC of the preliminary proxy statement and the Proxy Statement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio pursuant to Ohio Law, (iii) the Shareholder Approval and (iv) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act (as defined below), (C) the rules and regulations of the NASDAQ Global Market, and (D) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), no consents or approvals of, or filings, declarations or registrations with, any national, supranational, federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company’s Articles of Incorporation or Regulations or any of the charter documents of any of its Subsidiaries, in each case as in effect on the date hereof, or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.3(a) are duly obtained, (A) violate any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations, rights of termination or cancellation, accelerations or Encumbrance creations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4 Capitalization; Subsidiaries.

(a) The authorized capital stock of the Company consists of: 22,500,000 Common Shares; 4,000,000 Class A Preferred Shares, $1.00 par value per share (the “Class A Preferred Shares”), of which 225,000 of such Series A Preferred Shares have been designated Series I Junior Participating Class A Preferred Shares and 225,000 of such Series A Preferred Shares have been designated Series II Junior Participating Class A Preferred Shares; and 1,000,000 Class B Preferred Shares, $1.00 par value per share, (the “Class B Preferred Shares” and, together with the Class A Preferred Shares, the “Preferred Shares”), all 1,000,000 of which Series B Preferred Shares have been designated Series I Junior Participating Class B Preferred Shares. As of the close of business on the date hereof, (i) 11,176,091 Common Shares were issued and outstanding, together with related Purchase Rights issued pursuant to the Rights Agreement, (ii) no Preferred Shares were issued and outstanding, (iii) 1,349,436 Common Shares were issued and held in the treasury of the Company, (iv) 595,601 Common Shares were reserved for issuance under the Company Stock Plans in respect of future awards, (v) 6,017 Common Shares were issuable upon the exercise of outstanding Options, (vi) 68,687 Common Shares (and equivalent cash awards valued at 68,687 Common Shares) were issuable (or in the case of cash awards, payable) upon the vesting of Share Units (and equivalent cash awards) subject to performance-based vesting conditions, assuming achievement of performance goals at the maximum level of performance at the end of the applicable performance period, (vii) 137,249 Common Shares were issuable upon the vesting of Share Units subject to time-based vesting conditions, and (viii) 87,727 Common Shares were issuable, together with related dividend equivalent rights of $95,855.00, pursuant to stock unit awards that were deferred under the R.G. Barry Corporation Amended and Restated Deferral Plan. All of the outstanding Shares are, and all Common Shares which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the terms of the Options, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 3.4(a) of the Company Disclosure Letter and except for the Purchase Rights and the Rights Agreement, there are no (i) shares of capital stock or other equity interests or voting securities of the Company or any Subsidiary authorized, issued or outstanding, (ii) existing securities, options, warrants, calls, preemptive rights, subscription or other rights, agreements, “poison pill” anti-takeover plans, arrangements, commitments, derivative contracts, forward sale contracts or undertakings of any character, to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest or voting security in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, (B) issue, grant, extend or enter into any such security, option, warrant, call, preemptive right, subscription or other right, agreement, arrangement, commitment, derivative contract, forward sale contract, or undertaking, or (C) make any payment based on or resulting from the value or price of the Shares or of any such security, option, warrant, call, preemptive right, subscription or other right, agreement, arrangement, commitment, derivative contract, forward sale contract or undertaking, (iii) outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or any other entity or (iv) issued or outstanding performance awards, units, rights to receive Common Shares on a deferred basis, or rights to purchase or receive Common Shares or other equity interest or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (i) through (iv) of or with respect to any Person, collectively, “Rights”). Other than the Shares, there are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote or that are otherwise convertible into or exchangeable for securities having the right to vote on any matters on which the shareholders of the Company or any of its Subsidiaries may vote. Except for acquisitions, or deemed acquisitions, of Common Shares or other equity securities of the Company in connection with (i) the payment of the exercise price of Options with Common Shares (including in connection with “net” exercises), (ii) required Tax withholding in connection with the exercise of Options and vesting of Share Units and (iii) forfeitures of Options and Share Units, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, other than pursuant to the applicable Company Share Plan. No Subsidiary of the Company owns any Shares.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth, as of the close of business on the date hereof, a list of each outstanding Option, Share Unit and other equity and/or voting securities of the Company or any Subsidiary granted by the Company and (i) the name of the holder of such Option, Share Unit or other equity and/or voting securities, (ii) the number of Options, Share Units or other equity and/or voting securities granted to such Person, (iii) the exercise price, purchase price or similar pricing of such Options, Share Units or other equity and/or voting securities, (iv) the date on which such Options, Share Units or other equity and/or voting securities were granted or issued, (v) the applicable vesting schedule, and the extent to which such Options, Share Units or other equity and/or voting securities are vested, and (vi) with respect to Options, the date on which such Options expire.

(c) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially and of record by the Company or a wholly owned Subsidiary of the Company, and all such shares and Rights have been validly issued and are fully paid and nonassessable and are owned by either the Company or a wholly owned Subsidiary of the Company free and clear of any Encumbrances. Section 3.4(c) of the Company Disclosure Letter lists each Subsidiary of the Company, its jurisdiction of organization, the number and type of capital stock of (or other equity or voting interests in) such Subsidiary that is outstanding as of the date hereof and the identity of all Persons that beneficially own all capital stock of (or other equity or voting interests in) such Subsidiary.

(d) There are no voting trusts, proxies or other agreements to which the Company or any of its Subsidiaries is a party, or of which the Company has Knowledge, with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries, other than the Sponsor Voting Agreement and the proxies to be solicited in connection with the Special Meeting.

Section 3.5 Reports and Financial Statements; Internal Controls; Compliance.

(a) The Company has filed with or furnished to the SEC, and has made available to Parent, true and complete copies of all forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2012, under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) (such forms, reports, schedules, statements and other documents, as filed with or furnished to the SEC, collectively, the “Company SEC Documents”). As of its respective date (and if amended, as of the date of the last such amendment), each Company SEC Document, including any financial statements, schedules and exhibits included therein or attached thereto, complied in all material respects (in form and substance) with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and, without limitation of the foregoing, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects (in form and substance) with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since January 1, 2012, has been, required to file, or has voluntarily filed, any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Financial Statements”) (w) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (x) complies in all material respects with the applicable accounting requirements of the SEC and with the published rules and regulations of the SEC with respect to such requirements, (y) has been prepared in accordance with the United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the Financial Statements or in the notes to the Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (z) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Financial Statements. If at any time from the date hereof and until the Effective Time, the Company shall obtain knowledge of any material facts that would require supplementing or amending any of the foregoing documents in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to comply with applicable Laws, such amendment or supplement shall be promptly filed with the SEC and, if required by law, disseminated to the shareholders of the Company.

(b) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item

303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Documents.

(c) Each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects as of the date of this Agreement. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(d) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of SOX) any “extensions of credit” (within the meaning of Section 402 of SOX) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries.

(e) The Company and each of its Subsidiaries has established and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of June 29, 2013, nor has any such deficiency or weakness been identified between that date and the date of this Agreement. The Company has disclosed to the Company’s auditors and the audit committee of the Company Board, and on Section 3.5(e) of the Company Disclosure Letter, any fraud (whether or not material) that involves the Company or its Subsidiaries by their respective management or other employees that have a significant role in the Company’s internal control over financial reporting.

(f) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(g) The Company is in compliance, in all material respects, with all applicable rules, regulations and requirements of SOX and the applicable listing and corporate governance rules of the NASDAQ Global Market.

(h) Section 3.5(h) of the Company Disclosure Letter sets forth a true and accurate copy of the Company’s current operating budget for fiscal year 2014, ending June 28, 2014 (the “2014 Budget”).

Section 3.6 Absence of Certain Changes.

Since June 29, 2013, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, and (b) there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.6 of the Company Disclosure Letter or in any Company SEC Document filed with the SEC from January 1, 2014 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of Section 5.1 hereof, had the covenants therein applied since January 1, 2014.

Section 3.7 No Undisclosed Material Liabilities.

There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined, matured, unmatured, contingent or otherwise, except for (a) liabilities or obligations disclosed and provided for in the balance sheets included in the Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (b) liabilities or obligations incurred in connection with this Agreement and the Transactions, (c) liabilities or obligations incurred in the ordinary course of business consistent in the past practice since June 29, 2013, and (d) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, exceed $500,000.

Section 3.8 Compliance with Laws and Court Orders.

(a) The Company and its Subsidiaries are in compliance with, and, to the Knowledge of the Company, are not under investigation with respect to and have not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply, investigations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. During the three year period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has been in violation of any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound, or have been notified in writing by any Governmental Entity of any violation or investigation with respect to any such Laws or Orders, except for violations or investigations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where the failure to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No suspension or cancellation of any Company Permits is pending, or, to the Knowledge of the Company, threatened, except for such suspensions or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Without limitation of Section 3.8(a), to the Knowledge of the Company, (i) neither the Company and its Subsidiaries and controlled Affiliates nor any of its or their directors or officers, is listed on the Specially Designated Nationals and Blocked Person list or other similar lists maintained by the Office of Foreign Assets Control, by the United States Department of the Treasury or pursuant to executive orders, and (ii) neither the Company and its Subsidiaries and controlled Affiliates, nor any of its or their directors, officers, employees, agents or other Persons acting on the Company’s or any Company Subsidiary’s behalf (A) has taken, or caused to be taken, directly or indirectly, any action that would cause the Company or any of its Subsidiaries to be in violation of any Anti-Corruption Law, or (B) has corruptly made, promised, offered or authorized, or has caused or authorized any consultants, joint venture partners or representatives corruptly to make, promise or offer, any payment or transfer of anything of value, directly or indirectly, to any official, employee or agent of any Governmental Entity for the purpose of (1) influencing such Person to take any action or decision or to omit to take any action, in his or her official capacity, (2) inducing such Person to use his or her influence with a Governmental Entity to affect any act or decision of a Governmental Entity, or (3) securing any improper advantage; and each of it and each of its controlled Affiliates complies with and implements internal compliance policies with respect to applicable Anti-Corruption Laws. As used in this Section 3.8(b), the term “Anti-Corruption Laws” means each Law, regulation, treaty or convention relating to anti-money laundering, anti-terrorism financing, anti-bribery, anti-corruption or similar matters, including the Foreign Corrupt Practices Act of 1977, as amended.

Section 3.9 Material Contracts.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any: (i) contract (other than this Agreement or a Company Plan) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC, (ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement (whether incurred, assumed, guaranteed or secured by an asset) providing for Indebtedness with a principal amount in excess of $250,000, (iii) written contract (other than this Agreement) for the acquisition, disposition or sale of any material properties or assets (by merger, purchase or sale of stock or assets or otherwise, excluding sales of products or inventory in the ordinary course of business), (iv) collective bargaining agreement, (v) written contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, (vi) settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole, (vii) contract with any director, executive officer or Affiliate of the Company or any of its Subsidiaries (other than any Company Plan), (viii) contract providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries other than pursuant to the governing documents of such entities, (ix) contract (other than this Agreement, purchase orders for the purchase of inventory or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) under which the Company and its Subsidiaries are obligated to make or receive payments in the future in excess of $250,000 per annum or $500,000 during the life of the contract, (x) employment, deferred compensation, severance, bonus, retirement or other similar agreement entered into by the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any other employee of the Company or any Company Subsidiary receiving annual cash compensation of $200,000 or more, on the other hand, (xi) contract (A) containing covenants binding upon the Company or any Company Subsidiary that materially restricts the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, could materially restrict the ability of the Parent or the Surviving Corporation) to compete in any business or with any Person or in any geographic area, (B) containing any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole, (C) obligating the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party (including any “most favored nation” pricing requirements), or which, following the consummation of the Merger, would obligate Parent, the Surviving Corporation or any of their respective Subsidiaries to continue to conduct business on an exclusive or preferential basis with such third party, except, in each case, for any such contract that may be cancelled without penalty by the Company or any Company Subsidiary upon notice of 30 days or less, (xii) contract with respect to a material joint venture or material partnership agreement, (xiii) contract under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or investment in, any Person (other than the Company or any Company Subsidiary, and other than investments in marketable securities in the ordinary course of business consistent with past practices) or (xiv) amendment, supplement or modification in respect of any of the foregoing items (i)-(xiii) or any written commitment or agreement to enter into any such contract or agreement. Each such contract described in clauses (i)-(xiv) is referred to herein as a “Material Contract.”

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is valid and binding on the Company and each Company Subsidiary party thereto, as applicable, and, to the Knowledge of the Company, on each other party thereto, and is in full force and effect. There is no default under any Material Contract by the Company or any Company Subsidiary and no event has occurred that with the lapse of time or the giving of notice (or both) would constitute a default thereunder by the Company or any Company Subsidiary, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice of its breach of any Material Contract, which alleged breach has not been cured or otherwise resolved. To the Knowledge of the Company, no third party has violated any provision of, or failed to perform any material obligation required under the provisions of any Material Contract or otherwise threatened to terminate any Material Contract.

Section 3.10 Information Supplied; Proxy Statement.

Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Transactions, including the proxy statement to be filed with the SEC relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) to be held in connection with the adoption of this Agreement, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. The information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement will not, at the date it is first mailed to the Company’s shareholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding anything to the contrary in this Section 3.10, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

Section 3.11 Litigation.

There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, their respective properties or assets or any officer, director or employee of the Company or any of its Subsidiaries in their capacities as such with claims for specific performance or seeking monetary damages (whether individually or in the aggregate) in excess of $250,000. Neither the Company nor any of its Subsidiaries is a party or subject to, or in default under, any outstanding Order that is material to the Company, whether temporary, preliminary or permanent. As of the date hereof, to the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending, or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or with respect to any malfeasance by any executive officer of the Company.

Section 3.12 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, collective bargaining, bonus, incentive, savings, retirement, deferred compensation, or other benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has

any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or (ii) the Company or any of its Subsidiaries has any present or future liability.

(b) Except as would not reasonably be expected to, individually or in the aggregate, result in liabilities to the Company or any of its Subsidiaries in excess of $500,000:

(i) Each Company Plan has been maintained, funded and administered in accordance with the terms of such Company Plan, and is in compliance with all applicable Laws, including ERISA and the Code.

(ii) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirement of ERISA and the Code with respect to each Company Plan. All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Employee Pension Benefit Plan.

(iii) Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable opinion or determination letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination that would reasonably be expected to adversely affect such determination.

(iv) No condition exists that is reasonably likely to subject the Company or any of its ERISA Affiliates to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Company Plans.

(v) No Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(vi) Each Company Plan, if any, that is maintained primarily for the benefit of Covered Employees based outside of the United States (a “Non-U.S. Plan”) has been operated in accordance, and is in compliance, in all respects, with all applicable Laws and has been operated in accordance, and is in compliance, with its terms; (B) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, adequate provision has been made therefor on the accounting statements of the applicable Company or Subsidiary entity; and (C) no liability or obligation of the Company or any of its Subsidiaries exists with respect to such Non-U.S. Plans that has not been disclosed on Section 3.12(b)(vi) of the Company Disclosure Letter.

(vii) The Company has delivered to Parent correct and complete copies of the plan documents and summary plan descriptions, the most recent opinion or determination letter received from the Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements which implement each Company Plan.

(c) Neither the Company, nor any of its Subsidiaries, nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any material liability under or with respect to any Employee Pension Benefit Plan that is a “defined benefit plan” as defined in Section 3(35) of ERISA.

(d) Neither the Company, nor any of its Subsidiaries, nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any material liability (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any Multiemployer Plan.

(e) Except as set forth in Section 3.12(e) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any of its Subsidiaries to any material severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due any such employee or officer.

(f) Each agreement, contract or other arrangements, whether or not a Company Plan (collectively, a “Plan”), to which the Company or any of its Subsidiaries is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, has been maintained in full compliance with Section 409A of the Code and the regulations thereunder and no amounts under any such Plan is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code.

Section 3.13 Properties.

(a) Section 3.13(a) of the Company Disclosure Letter contains a complete and accurate list of the Owned Real Property and the Leased Real Property, including, for each property, the address and square footage of such property, and, with respect to each Leased Real Property, (i) the name of the landlord, (ii) the commencement and termination dates of each lease corresponding to each Leased Real Property, and (iii) a schedule of rent payable pursuant to each lease corresponding to a Leased Real Property. The Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property, free and clear of all Encumbrances except Permitted Encumbrances. The Company or one of its Subsidiaries has exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business.

(b) (i) Except as would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect, each lease for the Leased Real Property to which the Company or any Subsidiary is a party is in full force and effect and is valid and binding on the Company or such Subsidiary and, to the Knowledge of the Company, on the other parties thereto, (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder, and (iii) no consent is required by any landlord under a lease with respect to the Leased Real Property as a result of the

Merger, or if such consent is required, the same shall be obtained in writing (in form and substance satisfactory to Parent) prior to the Closing.

(c) There are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.

(d) To the Knowledge of the Company, there are no material defects in the physical condition of any improvements constituting a part of the Owned Real Property or the Leased Real Property, including, without limitation, structural elements, mechanical systems, roofs or parking and loading areas, and all of such improvements are in good operating condition and repair. The Company has not received notice from any (i) governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to, or (ii) insurance company which has issued a policy with respect to the Owned Real Property or Leased Real Property or from any board of fire underwriters (or other body exercising similar functions) claiming any defects or deficiencies with respect to, any of the Owned Real Property or Leased Real Property that has not been corrected heretofore, and no such violation, defect or deficiency exists which would reasonably be expected to have a material adverse effect on the operation of any of the Owned Real Property or Leased Real Property.

(e) The Company has received no written notice of any default or breach by the Company under any of the covenants, conditions, restrictions, rights of way or easements, if any, affecting the Owned Real Property, the Leased Real Property or any portion thereof that has not been cured or otherwise resolved and, to the Knowledge of the Company, no such default or breach now exists, and no event has occurred and is continuing which with notice or the passage of time, or both, would constitute a default thereunder.

(f) There are no outstanding options, rights of first refusal or purchase and sale agreements with respect to the Owned Real Property or any part thereof.

(g) The Company and its Subsidiaries have good title or leasehold interests to all personal properties or assets that are material to the business of the Company (on a consolidated basis) as reflected in the latest balance sheet included in the Financial Statements and to all material personal properties or assets acquired after the date thereof, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all of the material Intellectual Property Rights belonging to the Company or its Subsidiaries that are the subject of any issuance, registration, certificate, application or other filing by, to or with any Governmental Entity or authorized private registrar.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all right title and interest in and to, or has the valid right to use all Intellectual Property Rights used or held for use in or necessary for the conduct of the business of the

Company and its Subsidiaries as currently conducted (the “Company IP”), free and clear of all Encumbrances, except Permitted Encumbrances.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries’ rights in the Company IP are valid, subsisting and enforceable. The Company has taken reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of any trade secrets included in the Company IP, except where failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Section 3.14(d) of the Company Disclosure Letter contains a complete and accurate list of all material licenses, sublicenses, consent to use agreements, covenants not to sue and other contracts (including the right to receive royalties or any other consideration) relating to Company IP and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries is a licensor or licensee (other than licenses for shrinkwrap, clickwrap or other similar commercially off-the-shelf software that has not been modified or customized by a third party for the Company or any of its Subsidiaries). The consummation of the Merger or the other Transactions will not result in the loss or impairment of any rights of the Company or any of its Subsidiaries under any such agreements, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating any Intellectual Property Rights of any other Person; and (ii) to the Knowledge of the Company, no third party is infringing upon, violating or misappropriating any Company IP.

(f) There are no Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation or violation of the Intellectual Property Rights of any Person by the Company or any of its Subsidiaries; or (ii) challenging the validity, enforceability or ownership of any Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries, or the Company’s or any of its Subsidiaries’ rights with respect to any Company IP, in each case except for Actions that are not, individually or in the aggregate, material to the Company. The Company and its Subsidiaries are not subject to any outstanding Order that materially restricts or impairs the use of any Company IP.

Section 3.15 Environmental Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and comply with all applicable Environmental Permits required under such Laws to operate the businesses of the Company and its Subsidiaries as currently operated; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws; (iii) none of the Company or any of its Subsidiaries has received any written notification alleging that it is liable, or request for information, pursuant to any applicable Environmental

Law, concerning any release, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person, and (iv) none of the Company or any of its Subsidiaries has received any written notice regarding any actual or alleged violation of any Environmental Laws or Environmental Permits, including a notice of violation, a notice of non-compliance, or notice of requirements. There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for those which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect,

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.15 are the only representations and warranties in this Agreement with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern.

Section 3.16 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely and properly filed all federal income Tax Returns and all other material Tax Returns that it was required to file with the appropriate Governmental Entity in accordance with applicable Law, and all such Tax Returns were true, correct and complete in all material respects.

(b) All material Taxes due and payable by or in respect of the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been fully, timely and properly paid to the appropriate Governmental Entity in accordance with all applicable Laws. The accruals and reserves for Taxes reflected in the Financial Statements are adequate to cover all material Taxes accruing through the date of the most recent Financial Statement. Any Taxes incurred by the Company or any of its Subsidiaries since the date of the most recent Financial Statement have been incurred in the ordinary course of business.

(c) No audit or other administrative or judicial proceeding with respect to any Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid.

(d) Neither the Company nor any of its Subsidiaries has (i) agreed to any extension or waiver of the statute of limitations for the assessment or collection of any Taxes for any Tax Period, which period (after giving effect to such extension or waiver) has not yet expired, or (ii) executed or filed any power of attorney with any taxing authority (which power of attorney is still in effect).

(e) Neither the Company nor any of its Subsidiaries is a party to (i) any Tax allocation or Tax sharing agreement, (ii) a “closing agreement” as described in Section 7121 of the Code, (iii) an “advance pricing agreement” as described in Rev. Proc. 2006-9, 2006-1 C.B. 278, or (iv) any other material written agreement relating to Taxes with any Governmental Entity.

(f) The Company and each of its Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, customer or other party.

(g) There are no Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for Taxes not yet due and payable.

(h) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than a group the common parent of which is the Company or (ii) has any liability for Taxes of any Person, other than the Company and its Subsidiaries, under Treasury Regulation Section 1.1502-6, or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(i) Except for any claim that has been finally resolved, no claim has been made in writing by a taxing authority in a jurisdiction where the Company or a Subsidiary does not currently file Tax Returns that the Company or such Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction.

(j) Neither the Company nor any of its Subsidiaries has been a party to a “reportable transaction” or a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). The Company and each of its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that would give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(k) The U.S. federal income Tax Returns of the Company and each of its Subsidiaries have been examined by and settled with the IRS or have expired or otherwise have been closed by virtue of the expiration of the relevant statute of limitations for all taxable periods ending on or before December 31, 2009.

(l) Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.

(m) No election under Section 83(b) of the Code has been made with respect to any outstanding Share Unit.

(n) Neither the Company nor any of its Subsidiaries (i) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments, that may be treated as “excess parachute payments” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code) or for which a deduction would be disallowed under Section 162 of the Code, or (ii) is or has been required to make a basis reduction payment pursuant to Treasury Regulation Sections 1.1502-20(b) or 1.337-2(b).

(o) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p) Neither the Company nor any of its Subsidiaries (i) is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or other fixed place of business in a country other than the country in which it is organized, (iii) is a party to a gain recognition agreement under Section 367 of the Code, or (iv) has incurred (or been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Code, which has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code.

(q) Section 3.16(q) of the Company Disclosure Letter sets forth, as of December 31, 2013: (i) the amount of any deferred gain or loss allocable to any Subsidiary of the Company arising out of any “deferred intercompany transaction,” (ii) the amount of any “excess loss account” with respect to the stock of any Subsidiary of the Company, and (iii) a complete and accurate list of any Subsidiary of the Company for which a currently effective election has been filed under Treasury Regulation Section 301.7701-3 to treat the Subsidiary as a corporation for federal income Tax purposes.

(r) Neither the Company nor any of its Subsidiaries owns an interest in an entity, or is a party to any contractual agreement or joint venture or other arrangement, that is a partnership for federal, state, local or foreign Tax purposes.

(s) Neither the Company nor any of its Subsidiaries has violated, in any material respect, any transfer pricing requirement under the Tax rules or applicable Laws on transfer pricing in any relevant jurisdiction.

Section 3.17 Opinion of Financial Advisor.

The Company Board has received the opinion of Peter J. Solomon Company L.P. (the “Financial Advisor”), to the effect that, as of the date of such opinion, the Merger Consideration to be received by holders of the Common Shares is fair, from a financial point of view, to such holders. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified. Promptly following receipt, the Company will provide to Parent a copy of such opinion and any updates to same.

Section 3.18 Brokers or Finders.

Except for the Financial Advisor, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment from the Company or any of its Subsidiaries in connection with this Agreement, the Merger or any of the Transactions.

Section 3.19 State Takeover Statutes; Rights Agreement.

(a) Assuming the accuracy of Parent’s representations and warranties in Section 4.6, the Company Board has taken all necessary action so that the “moratorium,” “fair price,” “control share acquisition” and other similar anti-takeover provisions of Ohio Law (each, a “Takeover Statute”) and any anti-takeover or similar provisions contained in the governing documents of the Company or any of its Subsidiaries are not applicable to the Transactions.

(b) The Company Board has taken all actions so that the execution, delivery, announcement or performance of this Agreement, and the consummation of the Merger and the other Transactions contemplated hereby (including entry into the Sponsor Voting Agreement, as such term is defined in Section 4.6 of this Agreement) will not cause any change, effect or result under the Rights Agreement which is adverse to the interests of Parent. Without limiting the generality of the foregoing, the Rights Agreement has been amended by all necessary action to (i) render the Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement, (ii) ensure that (A) none of Sponsor, Parent, Merger Sub or their affiliates is an “Acquiring Person” (as such term is defined in the Rights Agreement) by virtue of the execution, delivery, announcement or performance of this Agreement or the consummation of the Merger or the other Transactions contemplated hereby or thereby and (B) a “Distribution Date” (as such term is defined in the Rights Agreement) does not occur by reason of the execution, delivery, announcement or performance of this Agreement, the consummation of the Merger, or the consummation of the other Transactions contemplated hereby or thereby, and the Company will not further amend the Rights Agreement to change the effects of clause (i) or clause (ii) above without the prior written consent of Parent in its sole discretion.

Section 3.20 Transactions with Affiliates.

Except as provided in Section 3.20 of the Company Disclosure Letter, since the date the Company’s last proxy statement was filed with the SEC and through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 3.21 Employment Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with (i) applicable Laws and agreements respecting hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee health and safety, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to all Company Employees and contingent workers of the Company and each of its Subsidiaries, and (ii) applicable Laws relating to the relations between it and any labor organization, trade union, work council or other body representing the Company Employees.

(b) As of the date hereof, there are no Actions, government investigations or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant seeking employment with the Company or any Company Subsidiary, including charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices or other alleged violations of Law.

(c) Neither the Company nor any of its Subsidiaries is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council or trade union with respect to any of its or their operations. No work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries has occurred in the last five (5) years, and to the Knowledge of the Company, no material work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or has been threatened. As of the date hereof, no Company Employees are represented by a labor organization, work council or trade union and, to the Knowledge of the Company, there is no organizing activity, Action, election petition, union card signing or other union activity or union corporate campaigns of or by any labor organization, trade union or work counsel directed at the Company, any of its Subsidiaries, or any Company Employees.

Section 3.22 Insurance.

All insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all related premiums have been paid to date. There is no material claim pending under any of such policies or bonds as which coverage has been denied, disputed by the underwriters of such policies or bonds. To the Knowledge of the Company, there has been no threatened termination of, or material premium increase outside the ordinary course of business with respect to, any of such policies. The consummation of the Merger or any of the other Transactions will not cause the termination or modification of any such policy.

Section 3.23 No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. For the avoidance of doubt, neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to “Evaluation Material” as defined in the Nondisclosure and Standstill Agreement, dated December 13, 2013, between the Company and Mill Road Capital Management LLC (the “Confidentiality Agreement”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization.

Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except (other than with respect to Parent’s or Merger Sub’s due organization, valid existence and good standing) where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions. Parent owns all of the issued and outstanding capital stock of the Merger Sub, which stock has been duly authorized and validly issued and is fully paid and nonassessable.

Section 4.2 Authorization; Validity of Agreement; Necessary Action.

Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by them of the Transactions, have been duly and validly authorized by the respective boards of directors of Parent and Merger Sub and by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming its due and valid authorization, execution and delivery by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Consents and Approvals; No Violations.

(a) Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the NASDAQ Global Market, and (iv) the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

(b) None of the execution and delivery by Parent or Merger Sub of this Agreement, the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the charter documents of Parent or Merger Sub or of any of their respective Subsidiaries or (ii) assuming that any required authorizations, consents and approvals are duly obtained, (A) violate any Order or Law applicable to Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of either Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either Parent or Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

Section 4.4 Information in Proxy Statement.

None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein supplied by the Company or its Representatives expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 4.5 Financing; Availability of Funds.

(a) Parent has provided to the Company a true, complete and correct copy of (i) the commitment letter, dated as of May 1, 2014 (such commitment letter, together with all exhibits, schedules and annexes and amendments thereto, the “Equity Commitment Letter”), by and between Parent and Sponsor, pursuant to which the Sponsor has committed, subject to the terms and conditions thereof, to contribute to Parent the Sponsor Shares (as such term is defined in Section 4.6 of this Agreement) and invest the cash amount set forth therein (the “Equity Financing”), and (ii) the commitment letter, dated May 1, 2014, between GCI Capital Markets LLC (together with any other lenders that may become party thereto, the “Lenders”) and the Sponsor (such commitment letter, together with all exhibits, schedules and annexes thereto and the fee letters associated therewith, the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Commitment Letters”) pursuant to which such financing sources party thereto have committed, on the terms and conditions thereof, to lend the debt amounts set forth therein (the “Debt Financing” and together with the Equity Financing, the “Financing”). As of the date of this Agreement, the Commitment Letters, including the financing commitments contained therein, (x) have not been amended, restated, withdrawn, rescinded or otherwise modified or waived, and no such amendment, restatement, withdrawal, rescission or other modification or waiver of the Commitment Letters is contemplated, and (y) are in full force and effect, and constitute the legal, valid and binding obligations of Parent and, to the Knowledge of Parent, the other parties thereto, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity.

(b) There are no conditions precedent or other contingencies related to the funding of the Financing, other than as set forth in or contemplated by the Commitment Letters. Parent or Sponsor has provided Company with excerpts of those portions of each executed fee letter associated with the Debt Commitment Letter that contain any conditions to funding the Debt Financing (excluding, for the avoidance of doubt, provisions related solely to fees and economic terms agreed to by the parties thereto). Parent or Sponsor has fully paid any and all commitment fees or other fees or deposits required by the Commitment Letters to be paid on or before the date of this Agreement. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and, to the Knowledge of Parent, any other parties thereto, under the Commitment Letters. As of the date hereof, assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2 Parent has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied or that sufficient funds to fund the Payment Fund and to pay all expenses and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement pursuant to their payment obligations hereunder will not be made available to Parent on the Closing Date.

(c) Parent has caused the Sponsor to enter into the Sponsor Guarantee in the form attached hereto as Exhibit A (the “Sponsor Guarantee”).

Section 4.6 Ownership of Common Shares; Sponsor Voting Agreement.

As of the date hereof, the Sponsor owns beneficially and of record 1,093,189 Shares (the “Sponsor Shares”). Except for the ownership of such Shares, neither Parent nor any of its Subsidiaries or its Affiliates owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement). Neither Parent nor any of its Subsidiaries or Affiliates (including the Sponsor) is, and at no time during the last three years has Parent, or any of its Subsidiaries or Affiliates (including the Sponsor) been, an “interested shareholder” of the Company as defined in Section 1704.01 of Ohio Law or ARTICLE SEVENTH of the Company’s Articles of Incorporation. Parent has caused the Sponsor to enter into the Sponsor Voting Agreement in the form attached hereto as Exhibit B (the “Sponsor Voting Agreement” and together with the Sponsor Guarantee, the “Related Agreements”).

Section 4.7 Litigation.

As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or, to the Knowledge of Parent, any officer, director or employee of Parent or Merger Sub in such capacity, which would, individually or in the aggregate, prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement. Neither Parent nor Merger Sub is a party or subject to or in default under any Order which would prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

Section 4.8 Disclaimer of Warranties.

Parent and Merger Sub acknowledge that neither the Company nor any Person has made any express or implied representations or warranty on behalf of the Company or any of its Affiliates as to the accuracy or completeness of any information regarding the Company provided to Parent and Merger Sub, including the “Evaluation Materials,” as defined in the Confidentiality Agreement, except as expressly set forth in Article III and Parent and Merger Sub further agree that, except for the matters expressly set forth in Article III, neither the Company nor any Person shall have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent and Merger Sub, or Parent’s or Merger Sub’s use of, any such information. In connection with any investigation by Parent and Merger Sub of the Company and its Subsidiaries, Parent and Merger Sub have received from the Company and/or its Affiliates and/or other Persons on behalf of the Company certain projections. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such projections, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections so furnished to them, and that Parent and Merger Sub shall have no claim against the Company or any other Person with respect thereto. Accordingly, Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes any representation or warranty with respect to such projections.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company.

The Company covenants and agrees that, after the date of this Agreement and prior to the Effective Time, unless expressly contemplated or permitted by this Agreement (including by Section 5.2 hereof), set forth on Section 5.1 of the Company Disclosure Letter, required by applicable Law, or consented to in writing by Parent, which consent shall not be unreasonably withheld or delayed by Parent:

(a) the Company and its Subsidiaries will conduct business only in the ordinary course of business consistent with past practices, and the Company and its Subsidiaries shall use their commercially reasonable efforts to maintain and preserve intact their respective business organizations and to maintain their significant beneficial relationships with suppliers, contractors, distributors, customers, landlords, licensors, licensees and others having a material business relationship with them;

(b) the Company will not amend its Articles of Incorporation or Regulations and the Company’s Subsidiaries will not amend their articles or certificate of incorporation, regulations, bylaws or other comparable charter documents, in each case as in effect on the date hereof;

(c) neither the Company nor any of its Subsidiaries will (i) declare, set aside or pay any dividend or other distribution (including any constructive or deemed distribution), whether payable in cash, stock or other property, with respect to its capital stock, or otherwise make any payments to its shareholders in their capacity as such, (ii) issue, sell, grant, transfer, pledge, dispose of, encumber, reprice or accelerate the vesting of or authorize or propose to issue, sell, grant, transfer, pledge, dispose of, encumber, reprice or accelerate the vesting of any additional shares of capital stock, Options, Share Units or other Rights of the Company or any of its Subsidiaries (including treasury stock), other than an issuance of capital stock pursuant to the exercise or vesting of Options, Share Units and/or other Rights outstanding on the date of this Agreement or other than the accelerated vesting or settlement of Options, Share Units or other Rights outstanding on the date of this Agreement pursuant to the terms of the applicable Company Share Plan or award agreement, (iii) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of capital stock or other Rights of the Company or any of its Subsidiaries or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, other than transactions involving Options, Share Units or other Rights outstanding on the date hereof pursuant to the terms of the applicable Company Share Plan or award agreement;

(d) except to the extent provided for in a written contract, a Company Plan or any other agreement, plan, practice or policy (including the current compensation policy for the Company’s directors ) in existence as of the date of this Agreement or by applicable Law, neither the Company nor its Subsidiaries will (i) grant or increase any severance or termination pay to any current or former director, executive officer or any other employee of the Company or its Subsidiaries (it being understood that the hiring of a new employee who is subject to the existing severance and termination policies of the Company shall not constitute the grant or increase of any severance or termination pay), (ii) execute or amend any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any such director, executive officer or employee of the Company or any of its Subsidiaries, (iii) amend or otherwise increase the benefits payable under any existing severance or termination pay policies or agreements or any other employment or consulting agreements, (iv) increase the compensation, bonus or other benefits of current or former directors or executive officers of the Company or any of its Subsidiaries, or, other than in the ordinary course of business, of any employee, agent, consultant or Affiliate of the Company or any of its Subsidiaries, (v) promote any executive officers or employees, except in the ordinary course of business or as the result of the termination or resignation of any executive officer or employee, (vi) enter into, adopt, establish, amend or terminate any Company Plan, (vii) execute or amend any collective bargaining agreement with any labor organization, or (viii) take any action that would result in incurring any obligation relating to (A) any material increase in any benefits otherwise payable under any Company Plan, or (B) any payment or benefit becoming due to any employee of the Company or its Subsidiaries under any Company Plan or otherwise which will be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code that is subject to the imposition of an excise Tax under Section 4999 of the Code;

(e) terminate the employment of any of the executive officers of the Company or its Subsidiaries, except (i) upon expiration of or pursuant to the terms of an executive officer’s employment agreement (as applicable), (ii) for breach of an executive officer’s employment agreement (as applicable), (iii) for violation of corporate rules or policies or other serious misconduct, or (iv) upon a criminal conviction;

(f) neither the Company nor any of its Subsidiaries will (i) incur any Indebtedness except with respect to borrowings under the Revolver that are in the ordinary course of business and in amounts consistent with past practice, (ii) amend the Revolver to increase the borrowing capacity available to the Company thereunder, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any Person other than the Company and/or its Subsidiaries in the ordinary course of business or (iv) make any loans, advances or capital contributions to, or investments in, any other Person, except to or for the benefit of the Company and/or its Subsidiaries in the ordinary course of their respective businesses;

(g) neither the Company nor any of its Subsidiaries will (i) make any acquisition either by purchase of stock or securities, merger or consolidation, property transfers, or purchases of any property or assets of any other Person or division thereof other than a direct or indirect wholly owned Subsidiary of the Company, (ii) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar contract or agreement with respect to any joint venture, strategic partnership or alliance, or (iii) otherwise make or authorize any capital or other expense expenditure, other than capital or other expense expenditures substantially and materially consistent with the Company’s 2014 Budget;

(h) other than in the ordinary course of business, neither the Company nor any of its Subsidiaries will enter into or amend or modify, in any material respect, or consent to the termination of (other than at its stated expiry date), any Material Contract or lease for any current or prospective Leased Real Property;

(i) neither the Company nor any of its Subsidiaries will (i) other than in the ordinary course of business, pay or discharge any claims, Encumbrances or liabilities involving more than $100,000 individually or $250,000 in the aggregate, (ii) settle, compromise, or otherwise resolve any material Action or other material disputed claim, liability, litigation, arbitration, legal proceeding or controversy involving more than $100,000 individually or $250,000 in the aggregate, and where such settlement, compromise, or resolution does not include any “conduct remedy” or injunctive or other similar relief that may reasonably have a restrictive impact on the Company’s business, or (iii) other than in the ordinary course of business, waive any claims of substantial value;

(j) neither the Company nor any of its Subsidiaries will (i) make or file any changes in its reporting for Taxes or accounting methods, principles or practices unless required by a change in GAAP or Law, (ii) make, change or rescind any Tax election, (iii) make any change to its method of reporting income, deductions, or other Tax items for Tax purposes, (iv) file any amended Tax Return (except as required by applicable Law), (v) settle or compromise any Tax liability, (vi) waive or extend the statute of limitations in respect of Taxes, or (vii) enter into any transaction outside the ordinary course of business if such transaction would give rise to a material Tax liability;

(k) except in accordance with or contemplated by Section 5.2, neither the Company nor any of its Subsidiaries will (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (ii) acquire by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (iii) acquire, transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets, other than, in the case of this clause (iii), acquisitions of inventory and sales of inventory, and/or the disposal of obsolete equipment or assets, in each case in the ordinary course of business consistent with past practice;

(l) neither the Company nor any of its Subsidiaries shall enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts the Company or any of its Subsidiaries, or that would reasonably be expected, after the Effective Time, to materially limit or restrict Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates (including any successors thereto) from engaging or competing in any line of business or geographic area;

(m) except in accordance with or contemplated by Section 5.2, the Company will not take any action to exempt any Person (other than Parent, Merger Sub or their respective Subsidiaries or Affiliates) from the Takeover Statutes promulgated under Ohio Law;

(n) except in accordance with or contemplated by Section 5.2, neither the Company nor any of its Subsidiaries shall take any action, individually or in the aggregate, that has or would reasonably be expected to (i) have a Material Adverse Effect on the ability of the parties hereto to consummate the Closing, or (ii) prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement;

(o) neither the Company nor any of its Subsidiaries will abandon, encumber, convey title (in whole or in part), or exclusively license or sublicense the Company’s Intellectual Property Rights; and

(p) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the actions precluded by Section 5.1(b) through Section 5.1(o) (inclusive), or to authorize, recommend, propose or announce an intention to do any such actions.

Section 5.2 Other Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern Time) on May 31, 2014 (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right, directly or indirectly, under the direction of the Company Board, to (i) initiate, solicit and encourage, whether publicly or otherwise, Takeover Proposals, including by way of furnishing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to one or more Acceptable Confidentiality Agreements executed by such Person (a copy of such Acceptable Confidentiality Agreement(s) to be promptly, and in any event within 24 hours, provided to Parent, for informational purposes); provided that the Company shall simultaneously therewith make available to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent, Merger Sub or their respective Representatives, and (ii) engage in, enter into, continue, maintain or otherwise participate in any discussions or negotiations with any Person or group of Persons with respect to any Takeover Proposals and otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.

(b) Except as may relate to any Excluded Party or as expressly permitted by this Section 5.2, from and after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, and shall cause its Subsidiaries and its and their respective Subsidiaries’ Representatives not to, directly or indirectly: (i) whether publicly or otherwise, initiate, solicit, knowingly facilitate or encourage (including by way of providing non-public information or access to its employees, business, properties, assets, books or records to initiate, solicit, knowingly facilitate or encourage a Takeover Proposal) the submission or announcement of any Takeover Proposal (or inquiries or requests that relate thereto or could reasonably be expected to lead thereto) or engage in any discussions or negotiations with respect thereto (or that could reasonably be expected to lead to a Takeover Proposal) or otherwise cooperate with or assist or participate in or facilitate any such requests, proposals, offers, discussions or negotiations, (ii) take any action to make the provisions of any Takeover Statute inapplicable to any transactions contemplated by a Takeover Proposal, (iii) adopt, approve or recommend, or resolve to or publicly propose to adopt, approve or recommend, a Takeover Proposal, (iv) enter into any Company Acquisition Agreement or consummate any such transaction, or enter into any agreement or understanding requiring the Company to abandon, terminate or fail to consummate this Agreement or the Transactions or breach its obligations hereunder, or (v) agree, approve, recommend or resolve to do any of the foregoing.

(c) If at any time (including after the Go-Shop Period End Date) prior to obtaining Shareholder Approval, the Company or any of its Subsidiaries has received a bona fide written Takeover Proposal from a third party that the Company Board determines in good faith (other than a written Takeover Proposal that was intentionally or knowingly solicited in violation of this Agreement or that directly or indirectly resulted from a material breach of this Section 5.2, after consultation with its outside financial and legal advisors, that the failure to take such action would be inconsistent with or in violation of the Company Board’s fiduciary duties to the Company’s shareholders under applicable Law and that such Takeover Proposal constitutes or would reasonably be expected to result in or lead to a Superior Proposal, then, the Company may (i) furnish information with respect to the Company to the Person making such Takeover Proposal and (ii) participate in discussions or negotiations (including, as a part thereof, making any counterproposals) with the Person making such Takeover Proposal regarding such Takeover Proposal; provided, that the Company shall comply with the proviso in Section 5.2(a)(i). Subject to this Section 5.2(c) and except as may relate to Excluded Parties, after the Go-Shop Period End Date, the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Person conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Takeover Proposal and use its (and will cause its Subsidiaries and their respective

Representatives to use their) reasonable best efforts to cause such Persons to return or destroy (and confirm the destruction of) all confidential information provided or made available to such Person by or on behalf of the Company.

(d) No later than 48 hours following the Go-Shop Period End Date, the Company shall notify Parent, in writing, of the identity of each Excluded Party and shall provide Parent a copy of each Takeover Proposal received from any Excluded Party. From and after the Go-Shop Period End Date, the Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours) as of the status of any material developments, modifications, discussions, proposals and negotiations concerning all Takeover Proposals from Excluded Parties. The Company shall promptly (and in any event within 24 hours) notify Parent in writing after the Company has received notice that an Excluded Party has ceased to be an Excluded Party.

(e) After the Go-Shop Period End Date, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it receives (or after it becomes aware that one of its Representatives has received): (i) a Takeover Proposal from a Person or group of related Persons or written or verbal indication that such Person or group is considering making a Takeover Proposal, including the material terms and conditions thereof and the identity of the Person making or proposing to make such Takeover Proposal, to the extent known, (ii) any request by any Person or group of related Persons for non-public information relating to the Company other than requests in the ordinary course of business, consistent with past practices, and reasonably believed by the Company to be unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal by any Person or group of related Persons. Without limiting the foregoing, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives not to, take any of the actions referred to in clauses (i) and (ii) of Section 5.2(c) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours) as to the status of any material developments, modifications, discussions, proposals and negotiations concerning all Takeover Proposals from any such Persons.

(f) Notwithstanding anything herein to the contrary, at any time prior to the receipt of the Shareholder Approval, the Company Board may make a Change in Recommendation, provided that the Company Board determines in good faith (after receiving the advice of its outside legal counsel) that the failure to take such action could reasonably be determined to constitute a violation of the fiduciary duties of the Company Board to the Company’s shareholders under applicable Law, and provided further with respect to a Change of Recommendation relating to a Superior Proposal, that (i) a Superior Proposal is received by the Company, and not withdrawn, (ii) the Company shall have provided written notice to Parent advising Parent that the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person or entity making such Superior Proposal, (iii) the Company shall have, contemporaneously with the provision of such notice, have provided a copy of the relevant proposed Company Acquisition Agreement (updated versions of which shall be provided on a prompt basis as they become available to the Company or its Representatives) with the Person or group of Persons making such Superior Proposal and any other material documents relating thereto, (iv) Parent shall not, within five (5) Business Days of its receipt of such notice, have made an offer that the Company Board by a majority vote thereon determines in its good faith judgment, after consultation with the Financial Advisor, to be at least as favorable to the Company’s shareholders as such Superior Proposal (it being agreed that the Company Board shall, promptly following the receipt of any such offer from Parent, convene a meeting at which it will consider such offer in accordance with this clause (iv)), (v) the Company shall not have materially violated any of the provisions of Section 6.2 or this Section 5.2, and (vi) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take such action could reasonably be determined to constitute a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law. During such five (5) Business Day period, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and its Subsidiaries’ Representatives to, negotiate with Parent and Merger Sub (to the extent Parent and Merger Sub, in their sole discretion, desire to negotiate) to make adjustments in the terms and conditions of this Agreement, and the Company Board shall take into account any such changes proposed by Parent in evaluating whether any Takeover Proposal continues to constitute a Superior Proposal (it being understood and agreed that each and every material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice by the Company and an additional three (3) Business Days from the date of such new written notice for Parent and Merger Sub to continue negotiations). The Company shall provide Parent with at least 24 hours’ prior notice of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Takeover Proposal or to determine whether any such Takeover Proposal is a Superior Proposal.

(g) Nothing set forth in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A, or from making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose could reasonably be determined to constitute a violation of its obligations under applicable Law; provided that the Company Board shall not recommend that the Company’s shareholders tender their Shares in connection with any Takeover Proposal unless the Company Board determines in good faith (after receiving the advice of its Financial Advisor) that such Takeover Proposal constitutes a Superior Proposal.

(h) For purposes of this Section 5.2, “Company Board” includes any special committee of the Company Board appointed by the Company Board to evaluate any Takeover Proposal or act on behalf of the Company Board and the Company with respect to any action permitted or contemplated by this Section 5.2.

(i) The Company shall advise its Representatives of the provisions of this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As soon as reasonably practicable after the date of this Agreement, the Company shall, in cooperation with Parent, prepare and file with the SEC the Proxy Statement in preliminary form. The Company shall not file with the SEC the Proxy Statement or any amendments or supplements thereto without providing Parent a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). The Company will use reasonable efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as and to the extent required by applicable federal securities Laws. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation.

(b) Parent and Merger Sub will provide for inclusion or incorporation by reference in the Proxy Statement of all required information relating to Parent or its Affiliates. Parent and its counsel shall be given the opportunity to review and comment on the Proxy Statement before it is filed with the SEC. In addition, the Company will provide Parent and its counsel, in writing, any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and will provide Parent and its counsel with the opportunity to review and comment on the Company’s proposed response thereto. The Company will consult with Parent prior to responding to comments from the SEC or its staff, and shall respond promptly to any such comments after providing Parent a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company).

(c) Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. If at any time prior to the receipt of the Shareholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly notify Parent of such event, and in cooperation with Parent, prepare and mail to its stockholders such an amendment or supplement after providing Parent a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). The Company further agrees to cause the Proxy Statement, as so corrected or supplemented, promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities Laws.

Section 6.2 Shareholders’ Meeting.

The Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the NASDAQ Global Market to duly call, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Special Meeting”) for the purpose of considering and taking action upon the adoption of this Agreement as soon as practicable following the date hereof. Such special meeting of the Company’s shareholders shall take place no sooner than twenty (20) days after such date that the Company’s definitive Proxy Statement, containing a copy of Section 1701.85 of Ohio Law (as then in effect), is filed with the SEC and mailed or otherwise delivered to Company shareholders. The Company shall include in the Proxy Statement the recommendation of the Company Board that the Company shareholders vote in favor of the adoption of this Agreement, unless such recommendation has been withdrawn, or as such recommendation has been modified or amended, in each case in accordance with Section 5.2. Unless the Company Board shall have effected a Change in Recommendation as permitted by Section 5.2(f), the Company shall solicit or cause to be solicited from its shareholders proxies in favor of adoption of this Agreement and shall take all other reasonable action necessary or advisable to secure the Shareholder Approval, including the retention of a proxy solicitation firm reasonably acceptable to Parent for the purposes of soliciting the Company’s shareholders’ proxies in favor of the adoption of this Agreement. Once the Special Meeting has been called and noticed, the Company shall not postpone or adjourn the Special Meeting without the consent of Parent, which shall not be unreasonably withheld or delayed (other than (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Special Meeting, and (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting). Parent shall vote, or cause to be voted, all Shares then owned by it, Merger Sub, the Sponsor or any of their respective Subsidiaries and Affiliates in favor of the adoption of this Agreement.

Section 6.3 Reasonable Best Efforts.

In the case of each of Section 6.3(a) through Section 6.3(d), subject to Section 6.3(e):

(a) Prior to the Closing, Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner reasonably possible the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the other parties’ conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, permit, authorization, action or nonaction, Order, waiver or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by the Transactions or by this Agreement, (iv) contesting and resisting any Action and seeking to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or the other Transactions, and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. The Company, Parent and Merger Sub agree that they shall consult with each other with respect to the obtaining of any consent, permit, authorization, action or nonaction, Order, waiver or approval of, or any exemption by, any third party, including any Governmental Entity.

Additionally, each of Parent and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding any of the Transactions. If any party to this Agreement or any Affiliate of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request. The Company shall have the right to review and approve in advance all of the information relating to the Company; Parent shall have the right to review and approve in advance all of the information relating to Parent or Merger Sub; and each of the Company and Parent shall have the right to review and approve in advance all of the information relating to the Merger or other Transactions, in each case which appear in any material filing (including the Proxy Statement) or item of correspondence relating to the Merger or any of the Transactions. To the extent that transfers of any Company Permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the parties hereto shall use reasonable best efforts to effect such transfers.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than fifteen Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent shall use reasonable best efforts to file, as promptly as practicable, any other filings and/or notifications under applicable Antitrust Laws, and shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and information requests received from any state Attorney General or other Governmental Entity in connection with antitrust matters. Each of Parent, Merger Sub and the Company shall promptly notify the other parties of any written communication, correspondence or filings provided to such party from any Governmental Entity and, subject to applicable Law, permit the other parties to review in advance any proposed written communication to such Governmental Entity and incorporate the other parties’ reasonable comments.

(d) Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Laws, each of Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Each of Parent, Merger Sub and the Company agree not to participate in any substantive meeting or discussion with any Governmental Entity with respect to any filing, investigation or inquiry concerning this Agreement, the Merger or the other Transactions unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3(d) shall limit the right of any party hereto to terminate this Agreement pursuant to Article VIII, so long as such party hereto has, up to the time of termination, complied in all material respects with its obligations under this Section 6.3(d). Each of Parent and the Company shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) Notwithstanding Section 6.3(a) through Section 6.3(d) or any other provision of this Agreement to the contrary, in no event shall Parent or its Subsidiaries (including Merger Sub) or Affiliates be required to agree to (i) any prohibition of or limitation on its or their ownership (or any limitation that would materially and adversely affect its or their operation) of any portion of their respective businesses or assets, including after giving effect to the Merger, (ii) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, including after giving effect to the Merger, (iii) any limitation on its or their ability to effect the Merger, or the ability of the Company (or Merger Sub) or its or their respective Subsidiaries to acquire or hold or exercise full rights of ownership of any capital stock of any Subsidiary of the Company, or (iv) any other limitation on its or their ability to effectively control their respective businesses or any limitation that would materially affect its or their ability to control their respective operations, including after giving effect to the Merger (any such action or limitation described in clauses (i) through (iv) of this Section 6.3(e), a “Restriction”).

Section 6.4 Notification of Certain Matters.

Subject to applicable Law, the Company shall give prompt notice to Merger Sub and Parent, and Merger Sub and Parent shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or (ii) any condition to the Merger to be incapable of being satisfied or to be unsatisfied in any material respect at the Effective Time, (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, (c) any written notice received from any Person alleging that the consent of such Person is required in connection with the Merger or the other Transactions, and (d) any Action commenced or, to such party’s Knowledge, threatened, against the Company or any of its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice, shall not be deemed to amend or supplement the Company Disclosure Letter and shall not otherwise constitute an exception to any representation or warranty.

Section 6.5 Access and Cooperation; Confidentiality.

(a) Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and shall cause its Subsidiaries to provide, Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties, books, contracts, commitments, personnel and records, (ii) such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations.

(b) Subject to the provisions of this Section 6.5(b), the Company shall provide, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to provide, all cooperation reasonably requested by Parent (but only to the extent such request for cooperation would not unreasonably interfere with the business or operations of the Company) in connection with the arrangement and obtaining of the Financing (which, for purposes of this Section 6.5(b), includes any substitute or additional financing that is comparable to the Financing), including (i) promptly providing to Parent for delivery to its financing sources (which, for purposes of this Section 6.5(b), includes any prospective lenders) all material financial information in their possession with respect to the Company, its Subsidiaries and the Transactions as reasonably requested by Parent or its financing sources, including financial statements and projections and other financial information prepared by the Company relating to the Company, its Subsidiaries and the Transactions (provided each such financing source and its respective directors, officers, employees, advisors, counsel, accountants, investment bankers and other representatives are subject to customary confidentiality provisions), and information required by regulatory authorities or Governmental Entities or under applicable Law (such as applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act), (ii) at the reasonable request of Parent, making the Company’s senior officers and other Company Representatives reasonably available to participate in a reasonable number of meetings with financing sources, presentations, rating agency sessions, drafting sessions and due diligence sessions, as applicable (provided that any meeting, presentation or session with an executive officer may, at such officer’s option, be by video conference or held at the Company’s Ohio headquarters) related to the Financing (or the syndication thereof), (iii) assisting Parent in the preparation of customary materials for bank information memoranda and similar documents required in connection with the Financing (or the syndication thereof) and using commercially reasonable efforts to cause the Company’s accountants to provide any necessary consent letters, (iv) assisting with execution and delivery of customary guaranty and security documents, other customary definitive financing documents or agreements, or other customary certificates or documents, as may be reasonably requested by Parent and otherwise reasonably facilitating the obtaining of the Financing, provided that, the foregoing notwithstanding, no obligations of the Company or its Subsidiaries or their respective Representatives under any of the foregoing referenced in this clause (iv) shall be effective unless and until the Closing occurs and then only if the foregoing shall have been specifically authorized by the respective board of directors of Parent and Surviving Corporation, and the foregoing shall be held in escrow pending the Closing and such authorization, and promptly destroyed at the request of the Company upon any termination of this Agreement, (v) permitting Parent’s financing sources involved in the Financing to evaluate and appraise the Company’s and its Subsidiaries’ current assets and liabilities, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, (vi) assisting Parent in the preparation of one or more credit, guarantee, security and/or other definitive agreements (and the disclosure schedules thereto) as reasonably requested by Parent in connection with the Financing, (vii) at the reasonable request of Parent, providing authorization letters to Parent’s financing sources authorizing the distribution of information to prospective lenders and containing customary representations that such information does not contain a material misstatement or omission and that the “public side” versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (viii) using commercially reasonable efforts to arrange for customary payoff letters, Encumbrance terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of Indebtedness and related Encumbrances that Parent informs the Company are to be paid off, discharged and terminated on the Closing Date (including, but not limited to, any Indebtedness under the Company’s credit arrangements with The Huntington Bank), and (ix) taking all corporate actions reasonably requested by Parent to permit the consummation of the Financing (including assisting Parent in the guaranty and collateral arrangements thereunder), and (x) at Parent’s request, upon the Effective Time, providing all cooperation necessary to procure the resignations and replacement of those directors serving on the Company Board or the board of directors of any Company Subsidiary. None of the Company or any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Financing prior to the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos and trademarks in connection with the Financing, provided that such logos and trademarks are used solely in a manner that is not intended to disparage the Company or any its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Section 6.5(b), the provisions of this Section 6.5(b) shall not require (y) the Chief Executive Officer and the Chief Financial Officer of the Company to collectively devote more than 100 hours of their time, in the aggregate, in connection with the Company’s obligations under this Section 6.5(b) or (z) the Company Board or the board of directors of any Company Subsidiary to take any action whatsoever. Parent shall reimburse the Company for its reasonable out-of-pocket expenses incurred in connection with the performance of its obligations under this Section 6.5(b) promptly following the Company’s written request for reimbursement and its provision of reasonably detailed documentation with respect to such out-of-pocket expenses.

(c) Parent shall, and shall cause its Representatives to, and shall use reasonable best efforts to cause its financing sources to, comply with all of their respective obligations under the Confidentiality Agreement (or similar confidentiality provisions entered into with the financing sources), which obligations shall survive the termination of this Agreement in accordance with the terms set forth herein.

Section 6.6 Publicity.

The initial press release with respect to this Agreement, the Merger and the other Transactions shall be a release mutually agreed to by the Company and Parent. Thereafter, neither the Company, Parent, Merger Sub nor any of their respective Subsidiaries or Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed) and only after the Company and Parent have had the opportunity to review and comment on such press release or other announcement, if practicable, except as (a) such release or announcement may be permitted by Section 5.2 of this Agreement, (b) such party reasonably believes, after receiving the advice of outside counsel that such release or announcement is required by Law or by any listing agreement with or rules of the NASDAQ Global Market, or (c) such release or announcement may be requested by a Governmental Entity, in which case the party required to make such release or announcement shall consult with the other parties to this Agreement and, to the extent practicable, allow such other parties reasonable time to comment on such release or announcement in advance of such issuance.

Section 6.7 Indemnification and Insurance.

(a) For six years after the Effective Time, to the maximum extent permitted under applicable Law, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries (the “Indemnified Parties”) against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the Transactions. Parent, Merger Sub, and the Surviving Corporation, as the case may be, shall pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding, but in the case of Merger Sub and the Surviving Corporation only to the fullest extent permitted by Ohio Law upon receipt of an undertaking of the kind described in Section 1701.13(E)(5) of Ohio Law and in the form provided for in the indemnification agreements with Company directors and officers in effect as of the date of this Agreement. Without limiting the foregoing, in the event any such Action is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party may retain counsel satisfactory to such Indemnified Party and reasonably satisfactory to Parent, (ii) Parent shall, or shall cause the Surviving Corporation to, pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received, and (iii) Parent shall, and shall cause the Surviving Corporation to, use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Parent, Merger Sub or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld or delayed. Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such Action shall notify Parent, Merger Sub or the Surviving Corporation (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 6.7 except to the extent such failure prejudices such party), and shall deliver to the Surviving Corporation (but not Parent) an undertaking of the kind described in Section 1701.13(E)(5) of Ohio Law.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement, which amount is set forth on Section 6.7(b) of the Company Disclosure Letter (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium. Prior to the Effective Time, the Company shall cooperate and consult with Parent reasonably and in good faith in seeking any “tail” insurance hereunder (including, at the request of Parent, to obtain quotations for annual premiums from alternative insurance carriers or brokers).

(c) The rights of each Indemnified Party under this Section 6.7 shall be in addition to the rights such individual may have under Ohio Law and any other applicable Law.

(d) The obligations of Parent and the Surviving Corporation under this Section 6.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.7 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies shall be third-party beneficiaries of this Section 6.7, each of whom may enforce the provisions of this Section 6.7).

(e) In the event that the Parent or Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume in full the obligations set forth in this Section 6.7.

Section 6.8 Parent Guarantee.

Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 6.8.

Section 6.9 Employee Matters.

(a) For purposes of all employee benefit plans (as defined in Section 3(3) of ERISA) and other employment agreements, arrangements and policies of the Surviving Corporation under which an employee’s benefits depends, in whole or in part, on length of service, credit will be given to current employees of the Company and its Subsidiaries for service with the Company or any of its Subsidiaries or predecessors prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits and is not prohibited by Law. Nothing herein will require the Surviving Corporation to obtain or maintain any particular employee benefit plans.

(b) The provisions of this Section 6.9 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.9, express or implied, shall confer upon any Company Employees, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period or compensation or benefits of any nature or kind whatsoever under this Agreement.

Section 6.10 State Takeover Statutes; Rights Agreement.

Subject in all cases to the provisions of Section 5.2 hereof, the Company Board shall take all further action (in addition to that referred to in Section 3.19 of this Agreement) necessary (including amending the Rights Agreement) in order to render the Purchase Rights inapplicable to the Merger and the other Transactions contemplated by this Agreement. Subject in all cases to the provisions of Section 5.2 hereof, if any Takeover Statute is or may become applicable to the Merger or the other Transactions contemplated by this Agreement, each of Parent and Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

Section 6.11 FIRPTA.

Prior to the Closing Date, the Company shall deliver (or cause to be delivered) to Parent (i) a statement prepared and executed in accordance with the requirements set forth in Treasury Regulation Sections 1.1445-2(c)(3)(i) and 1.897-2(h) certifying that the Shares are not “United States real property interests” under Section 897(c) of the Code, and (ii) a letter of notice to the IRS prepared and executed in accordance with the requirements set forth in Treasury Regulation Section 1.897-2(h)(2).

Section 6.12 Section 16 Matters.

Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 6.13 Merger-Related Litigation.

Notwithstanding the provisions of Section 5.1(i) of this Agreement, in the event that any shareholder litigation related to or arising out of this Agreement or the Merger or the other Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company, its Subsidiaries and/or the members of the Company Board prior to the Effective Time, the Company shall consult with Parent regarding the defense or settlement of such litigation, and no such settlement shall be agreed to without Parent’s prior written consent. The Company shall promptly notify Parent of any such shareholder litigation brought, or threatened, against the Company and/or members of the Company Board, keep Parent reasonably informed with respect to the status thereof, and consult with Parent with respect to all aspects of such litigation, including providing Parent and its Representatives reasonable opportunity to review and comment on all filings (which comments shall be reasonably considered by the Company). The Company shall consult with Parent regarding the selection of any counsel other than Vorys, Sater, Seymour and Pease LLP to represent the Company and any individuals indemnified by the Company in any such litigation.

Section 6.14 Financing.

(a) Parent shall use its commercially reasonable efforts to arrange and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter as promptly as reasonably practicable, including using its commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter on the terms and conditions contained therein, (ii) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms that would not (A) by virtue of any amendment or modification of the Debt Commitment Letter, reduce the aggregate amount of the Debt Financing below the amount contemplated therein to be provided (after taking into account the flex provisions set forth in the Debt Commitment Letter or the associated fee letter) unless the Equity Financing or other Debt Financing are increased by, or additional debt commitments are obtained for, a corresponding amount or (B) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) materially delay or prevent the Closing, (2) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (3) adversely affect the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto, the ability of Parent to consummate the Merger or the likelihood of consummation of the Merger, (iii) satisfy on a timely basis all conditions applicable to Parent or any of its Affiliates in such definitive agreements that are within its or its Affiliates’ control, (iv) comply with (or obtain the waiver thereof) its obligations under the Debt Commitment Letter and the definitive agreements with respect thereto and (v) upon satisfaction of the conditions set forth in the Debt Commitment Letter, consummate the Debt Financing on the Closing Date. Notwithstanding the foregoing, assignments consummated pursuant to the terms of the Debt Commitment Letter are permitted.

(b) Parent shall use its commercially reasonable efforts to cause the Lenders and the other persons providing the Debt Financing to fund the Debt Financing on the Closing Date if all conditions in the Debt Commitment Letter have been satisfied or, upon funding, will be satisfied, provided that in no event shall Parent or any of its Affiliates be required to commence any litigation or other legal proceeding against any of its financing sources in connection with the Debt Commitment Letter, the Financing, this Agreement or the transactions contemplated hereby.

(c) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall use its commercially reasonable efforts to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event on terms that, in Parent’s reasonable judgment, are not less favorable, either taken as a whole or with respect to the aggregate fees payable by Parent or its Affiliates thereunder (after taking into account the flex provisions set forth in the Debt Financing Commitment or the associated fee letter), to Parent and the Surviving Corporation (“Alternative Financing”). It is understood and agreed that “commercially reasonable efforts” as used in this Section 6.14 shall not require Parent to obtain Alternative Financing if such financing, in Parent’s reasonable judgment, is materially less favorable, either taken as a whole or with respect to the aggregate fees payable by Parent or its Affiliates thereunder (after taking into account the flex provisions set forth in the Debt Commitment Letter or the associated fee letter), to Parent and the Surviving Corporation.

(d) Parent shall keep the Company reasonably informed of the status of its efforts to arrange and consummate the Debt Financing, and shall provide to the Company copies of all executed final definitive documents relating to the Debt Financing (excluding any provisions related solely to fees and economic terms agreed to by the parties thereto). Parent shall give the Company prompt notice: (i) if Parent becomes aware of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or material default) by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing; (ii) of the receipt by it or any notice or other written communication from any Person with respect to any actual or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing; (iii) if Parent becomes aware of any event or circumstances that would reasonably be expected to cause Parent to be unable to obtain all or any portion of the Debt Financing on the terms (including the flex portions thereof), in the manner or from the sources contemplated by the Debt Commitment Letter or any definitive documents related to the Debt Financing; and (iv) upon receiving the Debt Financing.

(e) Parent shall use its commercially reasonable efforts to obtain the Equity Financing upon satisfaction or waiver of (i) the conditions to Closing set forth in Article VII and (ii) the conditions to the funding of the Debt Financing (or any Alternative Financing) (in the case of clauses (i) and (ii), other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). Parent shall not permit the Equity Commitment Letter to be amended or modified (except to increase the cash investment to be made thereunder), and Parent shall not permit any provision thereof to be waived, without the prior written consent of the Company.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent and Merger Sub to the extent permitted by applicable Law:

(a) Shareholder Approval. The Shareholder Approval shall have been obtained.

(b) HSR Act. The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any court of competent jurisdiction, or any other Governmental Entity, or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that, subject to Section 6.3(e), the party seeking to assert this condition shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered.

Section 7.2 Conditions to Obligations of Parent and Merger Sub.

The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction, or waiver by Parent and Merger Sub, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each representation and warranty of the Company set forth in this Agreement that is qualified by reference to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time). Each representation and warranty of the Company set forth in this Agreement that is not so qualified by reference to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), other than where failures to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided that for purposes of determining the satisfaction of the second sentence of this Section 7.2(a), such representations and warranties shall be deemed not to be qualified by any references therein to materiality.

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects (or with respect to any covenant or agreement qualified by materiality or Material Adverse Effect, in all respects) the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Consents. Other than the filing of the Certificate of Merger, all consents, permits, authorizations, Orders, approvals or waivers of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity in connection with the Merger and the consummation of the Transactions shall have been filed or obtained or shall have occurred, except where such failure to file, obtain or occur would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) No Orders or Laws. No Governmental Entity shall have promulgated, entered, enforced, enacted, issued any Order or Law applicable to (i) the Merger, which would impose or require any Restriction, or (ii) the Debt Financing (whether pursuant to the Debt Commitment Letter or any Alternative Financing), which would prevent the consummation of such Debt Financing. No action or proceeding by any Governmental Entity shall be pending which seeks any Restriction or to prevent the consummation of the Debt Financing.

(e) Absence of Material Adverse Effect. Since the date of this Agreement, no event, change, effect or development shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

(f) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by its chief executive officer or chief financial officer to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(e) have been satisfied.

(g) Financial Statements. The Company shall have furnished Parent with the Company’s consolidated, unaudited financial statements (including all schedules, exhibits and notes thereto) for (i) the most recently ended fiscal month, which, at the time of the Closing, was at least forty-five (45) days prior to the Closing Date, and (ii) each fiscal month ending between the date of this Agreement and the fiscal month specified in the foregoing clause (i). For the avoidance of doubt, the financial statements to be provided to Parent pursuant to this Section 7.2(g) shall include: (y) a consolidated balance sheet dated as of the last day of each applicable fiscal month; and (z) statements of income and cash flows for the calendar year-to-date period ending as of the last day of each applicable fiscal month.

(h) Dissenting Shares. Dissenting Shares shall not constitute more than five percent (5%) of the Shares issued and outstanding as of the record date for, and entitled to vote at, the Special Meeting.

Section 7.3 Conditions to Obligations of the Company.

The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, except to the extent such representation and warranty expressly relates to an earlier time (in which case on and as of such earlier time), other than where failures to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and perform the other Transactions; provided that, for purposes of determining the satisfaction of this Section 7.3(a), such representations and warranties shall be deemed not to be qualified by any references therein to materiality.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied with in all material respects (or with respect to any covenant or agreement qualified by materiality or material adverse effect, in all respects) the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its President or Treasurer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions.

Neither Parent or Merger Sub nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such party’s failure to comply with its obligations to consummate the Merger and the other Transactions to the extent required by and subject to Section 6.3.

ARTICLE VIII

TERMINATION

Section 8.1 Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any obtaining of Shareholder Approval) by the mutual written consent of Parent, Merger Sub and the Company.

Section 8.2 Termination by Either Parent or the Company.

This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time (notwithstanding any obtaining of Shareholder Approval):

(a) if the Merger has not been consummated on or before October 1, 2014 (the “Outside Date”);

(b) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(b) shall not be available to any party that has not used those efforts required under this Agreement to resist, lift or resolve such Law, Order or any other Restraint (including under Section 6.3 of this Agreement); or

(c) if this Agreement has been submitted to the shareholders of the Company for adoption at a duly convened Special Meeting and Shareholder Approval shall not have been obtained at the Special Meeting (including any adjournment or postponement thereof); provided that the Company may not terminate this Agreement pursuant to this Section 8.2(c) if the failure to obtain the Shareholder Approval shall have been caused by the action or failure to act of the Company, which action or failure to act constitutes a material breach of Section 6.2 of this Agreement by the Company.

Section 8.3 Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time (notwithstanding any obtaining of Shareholder Approval):

(a) if (i) a Change in Recommendation shall have occurred, (ii) the Company shall have entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement, (iii) the Company shall have, in any material respect, breached or failed to perform any of the covenants and agreements set forth in Section 5.2, Section 6.1 and/or Section 6.2,(iv) the Company Board fails to make the Company Recommendation, (v) the Company Board approves, endorses or recommends to the Company’s shareholders any Takeover Proposal, (vi) a tender offer or exchange offer relating to the Common Shares shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its shareholders pursuant to Rule 14e-2 under the Securities Act, within five Business Days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Recommendation and recommending that shareholders reject such tender or exchange offer, or (vii) the Company or the Company Board (or any committee thereof) shall publicly announce its intention to do any of actions specified in this Section 8.3(a), as applicable; or

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.2(a) or Section 7.2(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the Outside Date or, if curable, has not been cured in all material respects by the Company within 20 days after its receipt of written notice thereof from Parent (or, if less than 20 days prior to the Outside Date, prior to the Outside Date).

Section 8.4 Termination by the Company.

This Agreement may be terminated by the Company at any time prior to the Effective Time (notwithstanding, in the case of Section 8.4(b) and Section 8.4(c) immediately below, any obtaining of Shareholder Approval):

(a) if prior to the receipt of Shareholder Approval at the Special Meeting, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 5.2 hereof, to enter into a Company Acquisition Agreement in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 8.6(b) hereof in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement;

(b) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 7.3(a) or Section 7.3(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the Outside Date or, if curable, has not been cured in all material respects by Parent or Merger Sub within 20 days after its receipt of written notice thereof from the Company (or, if less than 20 days prior to the Outside Date, prior to the Outside Date); or

(c) the Merger shall not have been consummated within five (5) Business Days of the satisfaction or waiver of all the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing); provided that the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing at least two (2) days prior to such termination.

Section 8.5 Notice of Termination; Effect of Termination.

The party desiring to terminate this Agreement pursuant to this Article VIII (other than pursuant to Section 8.1) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.5 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this Article VIII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any shareholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except (i) with respect to Section 6.5(c), this Section 8.5, Section 8.6 and Article IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud.

Section 8.6 Fees Following Termination.

(a) If Parent terminates this Agreement pursuant to Section 8.3(a) or if Parent terminates this Agreement pursuant to Section 8.3(b) for a breach of any of the Company’s representations and warranties resulting from the Company’s fraud, then the Company shall pay to Parent (by wire transfer of immediately available funds), within two Business Days after such termination, the Termination Fee.

(b) If this Agreement is terminated by the Company pursuant to Section 8.4(a), then the Company shall pay to Parent (by wire transfer of immediately available funds), within two Business Days after such termination, the Termination Fee.

(c) If this Agreement is terminated (i) by Parent pursuant to Section 8.3(b) and provided that Shareholder Approval shall not have been obtained at the Special Meeting (including any adjournment or postponement thereof) or (ii) by the Company or Parent pursuant to (A) Section 8.2(a) hereof and provided that Shareholder Approval shall not have been obtained at the Special Meeting (including any adjournment or postponement thereof) or (B) Section 8.2(c) hereof and, in the case of clauses (i) and (ii) immediately above, (y) prior to such termination (in the case of termination pursuant to Section 8.2(a) or Section 8.3(b)) or the Special Meeting (in the case of termination pursuant to Section 8.2(c), a Takeover Proposal shall (1) in the case of a termination pursuant to Section 8.2(a) or Section 8.2(c), have been publicly disclosed and not withdrawn on an unconditional basis or (2) in the case of a termination pursuant to Section 8.3(b), have been publicly disclosed or otherwise made or communicated to the Company or the Company Board, and not withdrawn on an unconditional basis, and (z) within 12 months following the date of such termination of this Agreement the Company shall have entered into a definitive agreement with respect to a Takeover Proposal, or such Takeover Proposal shall have been consummated, then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 8.6(c), all references in the definition of Takeover Proposal to ten percent (10%) shall be deemed instead to be references to “more than fifty percent (50%)”). If a Person (other than Parent) makes a Takeover Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Special Meeting, as applicable, and, within 12 months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes a Takeover Proposal that is publicly disclosed, such initial Takeover Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (1) and (2) of this Section 8.6(c).

(d) If the Company terminates this Agreement pursuant to Section 8.4(c) or if the Company terminates this Agreement pursuant to Section 8.4(b) for a breach of any of Parent’s or Merger Sub’s representations and warranties resulting from Parent’s or Merger Sub’s fraud, then Parent shall pay to the Company (by wire transfer of immediately available funds), within two Business Days after such termination, the Termination Fee. Notwithstanding anything herein to the contrary, Parent’s payment and the Company’s receipt of the Termination Fee (together with any costs, expenses and interest payable by Parent pursuant to Section 8.6(h), as applicable) shall be the Company’s sole and exclusive remedy in the event Parent and Merger Sub fail to consummate the Merger or any other Transaction contemplated by this Agreement, whether or not the Company elects to terminate this Agreement pursuant to either Section 8.4(b) or Section 8.4(c).

(e) Notwithstanding anything herein to the contrary, the Company’s payment and Parent’s receipt of the Termination Fee (together with any costs, expenses and interest payable by the Company pursuant to Section 8.6(h), as applicable) shall be Parent’s sole and exclusive remedy in the event the Company fails to consummate the Merger or any other Transaction contemplated by this Agreement, whether or not Parent elects to terminate this Agreement pursuant to Section 8.3(a) or Section 8.3(b).

(f) Each of the Company, Parent and Merger Sub acknowledge and hereby agree that the provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, the parties hereto would not have entered into this Agreement. The damages resulting from termination of this Agreement under circumstances where a Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 8.6 are not a penalty but rather constitute amounts akin to “liquidated damages” in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expenses and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions.

(g) In the event the Company or Parent, as the case may be, fails to pay the Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses reasonably incurred or accrued by the other party (including its reasonable attorneys’ fees and expenses) in connection with the collection under and enforcement of this Section 8.6, together with interest on the amounts set forth in this Section 8.6 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

(h)

(i) The parties hereto acknowledge and agree that the remedies provided in Section 6.7, this Section 8.6 and Section 9.11 shall be the parties’ sole and exclusive remedies for any breaches of this Agreement or any Action arising from or related to the Transactions, other than (except in case of Section 8.6(a) and Section 8.6(d)) in the case of fraud. In furtherance of the foregoing, each party hereto hereby waives, to the fullest extent permitted by applicable Law, any and all Actions or causes of action (other than fraud), known or unknown, foreseen or unforeseen, which may exist or arise in the future, that such party may have against another or any of their respective Representatives or Affiliates. For the avoidance of doubt, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any Representatives or Affiliates of Parent or Merger Sub (other than Parent and Merger Sub to the extent provided in this Agreement, and the Sponsor to the extent provided in the Sponsor Guarantee and the Voting Agreement), through Parent, Merger Sub or otherwise, whether by or through attempted “piercing” of the corporate, limited partnership or limited liability company “veil,” by or through a claim by or on behalf of Parent or Merger Sub against the Sponsor or any other Representative or Affiliate, by the enforcement of any assessment or by any legal or equitable proceeding. For the avoidance of doubt, each of Parent and Merger Sub acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, any Representatives, Subsidiaries or Affiliates of the Company (other than the Company to the extent provided in this Agreement), through the Company or otherwise, whether by or through attempted “piercing” of the corporate, limited partnership or limited liability company “veil,” by the enforcement of any assessment or by any legal or equitable proceeding.

(ii) The Company’s right to receive the Termination Fee pursuant to Section 8.6(d) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with the Debt Financing (which, for purposes of this Section 8.6(h) includes any substitute or additional debt financing that is comparable to the Debt Financing), the Debt Commitment Letter and the transactions contemplated thereby, and shall be the sole and exclusive remedy of the Company and its Affiliates against the Lenders or any other Persons that have committed to provide the Debt Financing. Upon the Company’s receipt and acceptance of the Termination Fee, the Lenders, any other Persons that have committed to provide the Debt Financing and their respective Representatives and Affiliates shall not have any further obligation to the Company relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby.

(iii) The parties hereto acknowledge and agree that in no event shall either the Company or Parent be obligated to pay the Termination Fee on more than one occasion.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Waivers.

(a) Subject to applicable Law, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the shareholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (i)

extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

(b) Notwithstanding anything in Section 9.1(a) to the contrary, the parties hereto shall not amend Section 8.6(h)(ii), Section 9.6(b)(iii), Section 9.10(b), Section 9.13, or Section 9.14 without the prior written consent of the Lenders or any other Persons that have committed to provide Debt Financing (which, for purposes of this Section 9.1(b) includes any substitute or additional debt financing that is comparable to the Debt Financing).

Section 9.2 Non-survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time.

Section 9.3 Expenses.

Except as otherwise set forth in Section 6.5(b) and Section 8.6(g) of this Agreement, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses, except that the filing fees payable under or pursuant to the HSR Act shall be borne equally by Parent and Merger Sub, on the one hand, and by the Company, on the other hand, whether or not the Merger is consummated.

Section 9.4 Notices.

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.4 prior to 5:00 p.m. (New York City time) on a Business Day and a copy is sent on such Business Day by nationally recognized overnight courier service, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.4 later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:

if to Parent or Merger Sub, to:

c/o Mill Road Capital II, L.P.

382 Greenwich Avenue, Suite 1

Greenwich, Connecticut 06830

Facsimile No.: (203) 621-3280

Attention: Scott Scharfman

with a copy (not constituting notice) to:

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Facsimile No.: (617) 832-7000

Attention: Peter M. Rosenblum, Esq. and Mark A. Haddad, Esq.

If to the Company, to:

R.G. Barry Corporation

13405 Yarmouth Road N.W.

Pickerington, Ohio 43147

Facsimile No.: (614) 729-7293

Attention: Jose Ibarra, Senior Vice President and Chief Financial Officer

with a copy (not constituting notice) to:

Vorys, Sater, Seymour and Pease LLP

301 E. Fourth Street, Suite 3500

Cincinnati, Ohio 45202

Facsimile No.: (513) 852-8490

Attention: Roger E. Lautzenhiser, Esq. and Michael A. Cline, Esq.

Section 9.5 Counterparts.

This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which will constitute one instrument, and by facsimile or electronic transmission (including by pdf).

Section 9.6 Entire Agreement; No Third Party Beneficiaries.

This Agreement (including the schedules and annexes to this Agreement, including the Company Disclosure Letter), the Related Agreements and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, solely to the extent stated therein, is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares of the Company to receive the Merger Consideration, and the right of the Persons identified in Section 2.3 to receive the payments provided for in Section 2.3, after the

Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred), (ii) subject to Section 8.6 hereof, the right of a party to this Agreement on behalf of its security holders to pursue damages in the event of the other party’s fraud and (iii) the rights of the Lenders or any other Persons that have committed to provide the Debt Financing (which, for purposes of this Section 9.6 includes any substitute or additional debt financing that is comparable to the Debt Financing) to enforce Section 8.6(h)(ii), Section 9.1(b), Section 9.10(b), Section 9.13, or Section 9.14. For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the holders of Shares and the Persons identified in Section 2.3.

Section 9.7 Severability.

If any term or provision of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any party hereto.

Section 9.8 Governing Law.

This Agreement shall be governed by and construed in accordance with the Laws of the State of Ohio without giving effect to the principles of conflicts of law of the Laws of the State of Ohio.

Section 9.9 Assignment.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent. Any attempted assignment in violation of this Section 9.9 shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.10 Consent to Jurisdiction.

(a) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Ohio, County of Franklin, in the event that any dispute arises out of this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any other court. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any dispute arising out of this Agreement or any of the Transactions in such state and federal courts located in the State of Ohio, or that any such dispute brought in any such court has been brought in an inconvenient forum.

(b) Notwithstanding anything in Section 9.8 or Section 9.10(a) to the contrary, each of the parties hereto agrees that it will not bring or support any Action against the Lenders or any other Persons that have committed to provide Debt Financing (which, for purposes of this Section 9.10(b) includes any substitute or additional debt financing that is comparable to the Debt Financing), including any dispute arising out of or relating to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). Such Action shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to the principles of conflicts of law of the Laws of the State of New York. The provisions of this Section 9.10(b) shall be enforceable by the Lenders, their Affiliates and their respective successors and permitted assigns.

Section 9.11 Specific Enforcement.

The parties agree that irreparable damage would occur to Parent and Merger Sub in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that Parent and Merger Sub will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Ohio or an Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity and without the necessity of posting a bond. For the avoidance of doubt, the Company shall not be entitled to seek any injunction(s), equitable relief or equitable remedies of any kind whatsoever to prevent breaches of this Agreement or to enforce specifically the terms and provisions hereof. The Company agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that Parent or Merger Sub seeking such relief has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity. The terms of this Section 9.11 shall not be deemed to be superseded, amended or modified in any respect by the terms of any other provisions of this Agreement.

Section 9.12 Company Disclosure Letter.

The lack of a reference in any section of this Agreement to the Company Disclosure Letter shall not preclude the Company from setting forth disclosures regarding such section in the Company Disclosure Letter. The parties hereto agree that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such disclosure to the applicable representation and warranty or other section is reasonably apparent from a reading of such disclosure.

Section 9.13 No Recourse to Lenders.

Subject to the rights of the parties to the Debt Commitment Letter or any other agreement entered into with respect to the Debt Financing under the terms thereof, neither the Company nor any of its Subsidiaries shall have any rights or claims against the Lenders or any other Persons that have committed to provide the Debt Financing (which, for purposes of this Section 9.13 includes any substitute or additional debt financing that is comparable to the Debt Financing), solely in their respective capacities as lenders or arrangers of the Debt Financing, and the Lenders and such Persons, solely in their capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any Affiliate or Representative thereof, in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise.

Section 9.14 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT FINANCING (WHICH, FOR PURPOSES OF THIS SECTION 9.14 INCLUDES ANY SUBSTITUTE OR ADDITIONAL DEBT FINANCING THAT IS COMPARABLE TO THE DEBT FINANCING), THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF.

ARTICLE X

DEFINITIONS; INTERPRETATION

Section 10.1 Cross References.

Each of the following terms is defined in the page number set forth opposite such term.

Defined Term	Page Number
2014 Budget	14
Agreement	1
Alternative Financing	47
Anti-Corruption Laws	15
Antitrust Laws	40
Book-Entry Shares	3
Certificate of Merger	2
Certificates	3
Class A Preferred Shares	10
Class B Preferred Shares	10
Closing	1
Closing Date	1
Commitment Letters	28
Company	1
Company Board	8
Company Disclosure Letter	7
Company IP	21
Company Permits	14
Company Plan	17

Company Recommendation	9
Company SEC Documents	12
Confidentiality Agreement	26
Covered Employees	17
Debt Commitment Letter	28
Debt Financing	28
Deferred Compensation Plans	6
Deferred Payment	6
Director Share Units	6
Dissenting Shares	6
Effective Time	2
Equity Commitment Letter	28
Equity Financing	28
ERISA	17
Exchange Act	9
Financial Advisor	24
Financial Statements	12
Financing	28
GAAP	12
Go-Shop Period End Date	33
Governmental Entity	9
HSR Act	9
Indemnified Liabilities	43
Indemnified Parties	43
Lenders	28
Material Contract	16
Maximum Premium	44
Merger	1
Merger Consideration	3
Merger Sub	1
Multiemployer Plan	17
Non-U.S. Plan	18
Option	5
Option Cash Payment	5
Outside Date	51
Parent	1
Paying Agent	3
Payment Fund	3
Plan	19
Preferred Shares	10
Proxy Statement	17
Related Agreements	29
Restraints	48
Restriction	40
Rights	11
Securities Act	12
Share Unit	5

Share Unit Payment	6
Shareholder Approval	9
Shares	1
SOX	12
Special Meeting	38
Sponsor	1
Sponsor Guarantee	29
Sponsor Shares	29
Sponsor Voting Agreement	29
Surviving Corporation	1
Takeover Statute	25
Transactions	8

Section 10.2 Certain Terms Defined.

The following terms shall have the meanings set forth below for purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a non-disclosure, non-solicit and standstill agreement that contains non-disclosure, non-solicit and standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, and which does not prohibit the Company from complying with its obligations pursuant to Section 5.2.

“Action” means any arbitration, claim, action, suit, proceeding (whether at law, in equity, in contract in tort or otherwise) or other investigation, including any of the foregoing conducted by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by Law or Order to close.

“Change in Recommendation” means any instance where the Company Board, directly or indirectly, (a) withdraws, withholds, qualifies, amends or modifies in a manner adverse to Parent or Merger Sub, or publicly proposes or resolves to withhold, withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation, (b) fails to include, or publicly proposes not to include, the Company Recommendation in the Proxy Statement or makes any public statement inconsistent with the Company Recommendation, (c) approves, endorses or recommends, or proposes publicly to approve, endorse or recommend, any Takeover Proposal, (d) fails to publicly reaffirm the Company Recommendation within 48 hours after Parent so requests in writing in response to a Takeover Proposal that has been publicly made or publicly disclosed or announced and not withdrawn, or (e) or agrees, approves, recommends or resolves to do any of the foregoing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Agreement” means any merger agreement, letter of intent, option agreement, joint venture agreement, partnership agreement, term sheet, agreement in principle, acquisition agreement or similar agreement (other than an Acceptable Confidentiality Agreement) providing for or relating to a Takeover Proposal or Superior Proposal.

“Company Employees” means the employees of the Company and its Subsidiaries.

“Company Share Plans” means the R.G. Barry Corporation Amended and Restated 2005 Long-Term Incentive Plan, as amended as of October 29, 2009, the R.G. Barry Corporation 1997 Incentive Stock Plan, as amended as of May 13, 1999, the R.G. Barry Corporation 2002 Stock Incentive Plan, and the R.G. Barry Corporation Amended and Restated Deferral Plan, effective as of October 28, 2008.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Employee Pension Benefit Plan” means any Company Plan that is an “employee pension benefit plan” under Section 3(2) of ERISA.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Excluded Party” means any Person or group of Persons from whom the Company or any of its Representatives has received prior to the Go-Shop Period End Date a written Takeover Proposal which did not arise in connection with a breach of Section 5.2 and which the Company Board determines in good faith (such determination to be made no later than 48 hours after the Go-Shop Period End Date), after consultation with outside legal counsel and its Financial Advisor, is or could reasonably be expected to result in a Superior Proposal; provided, however (a) any Person shall immediately and irrevocably cease to be an Excluded Party if, at any time after the Go-Shop Period End Date, the Takeover Proposal submitted by such Person is withdrawn or terminated, or (b) any group of Persons shall immediately and irrevocably cease to be an Excluded Party if, at any time after the Go-Shop Period End Date, those Persons who were members of such group immediately prior to the Go-Shop Period End Date cease to constitute at least fifty percent (50%) of the equity financing of such group.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money, (b) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument and (c) all obligations under financing leases.

“Intellectual Property Rights” means United States or foreign intellectual property, including (a) utility, design and plant patents and patent applications, and their foreign equivalents, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (b) trademarks, service marks, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (d) inventions and discoveries (whether patentable or not), industrial designs, utility models, utility model patents, utility certificates, utility innovations, small patents, petty patents, short patents, short term patents, functional designs, trade secrets, confidential information and know-how, (e) computer software (including databases and related documentation), (f) uniform resource locators, web site addresses, social network usernames and Internet domain names, and registrations therefor, (g) moral and economic rights of authors and inventors and (h) all other proprietary rights whether now known or hereafter recognized in any jurisdiction.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) with respect to Parent, the actual knowledge (without independent inquiry or investigation) of the President and Treasurer of Parent, and (b) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of the Chief Executive Officer, Chief Financial Officer, Senior Vice President Global Operations and Senior Vice President Human Resources of the Company.

“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Entity.

“Leased Real Property” means all real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.

“Material Adverse Effect” means a material adverse effect on (a) the ability of the Company to perform its obligations under this Agreement and to consummate the Merger and the other Transactions, or (b) the business, results of operations, assets, liabilities, financial condition, prospects or operations of the Company and its Subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (b) results from (i) any changes in general United States or global economic conditions (provided such changes do not have a materially disproportionate effect on the Company or its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate), (ii) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, except to the extent such changes in conditions have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in such industries, (iii) any decline in the market price of the Common Shares, (iv) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such conditions have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate, (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be a Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (vii) any change in applicable Law, regulation or GAAP (or authoritative interpretations thereof), (viii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such conditions or event have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate, or (ix) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such events have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate. For purposes of analyzing whether any state of facts, change, development, effect, occurrence or condition has resulted in a Material Adverse Effect under this Agreement, Parent and Merger Sub will not be deemed to have knowledge of any state of facts, change, development, effect, occurrence or condition relating to the Company or its Subsidiaries unless it is disclosed in the Company Disclosure Letter.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“Ohio Law” means the Ohio General Corporation Law, Chapters 1701 and 1704 of the Ohio Revised Code.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Owned Real Property” means all real property owned by the Company or any Subsidiary of the Company.

“Permitted Encumbrances” means: (a) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company or any of its Subsidiaries that are not yet due and payable or that are being contested in good faith through appropriate proceedings or for which reserves have been established on the most recent financial statements included in the Company SEC Documents, provided however, no such contest shall result in the divestiture of title to any Leased Real Property or Owned Real Property, (b) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (d) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances for obligations not yet due imposed upon the Company or any of its Subsidiaries arising or incurred in the ordinary course of business, (e) Encumbrances that relate to zoning and other land use and environmental Laws, (f) other minor imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to real property, (g) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (h) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (i) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided, however, that in the case of clauses (e) through (i), none of the foregoing, individually or in the aggregate, materially and adversely affect the continued use of, or value of, the property to which they relate in the conduct of the business currently conducted thereon, and as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof that do not materially and adversely affect the continued use of, or value of, the property to which they relate in the conduct of the business currently conducted thereon.

“Person” means a natural person, sole proprietorship, partnership, limited partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.

“Purchase Rights” means the preferred share purchase rights associated with the Company’s Shares, issued pursuant to the Rights Agreement.

“Representatives” means, with respect to any Person, its directors, officers, employees, advisors, counsel, accountants, investment bankers and other representatives.

“Revolver” means the Company’s revolving credit facility under the Credit Agreement between the Company (as borrower) and The Huntington Bank (as lender), dated as of March 1, 2011 and amended by the Change in Terms Agreement dated as of February 27, 2014 between the Company and the Huntington National Bank.

“Rights Agreement” means that certain Rights Agreement, dated as of May 1, 2009, between the Company and Broadridge Corporate Issuer Solutions, Inc., as rights agent, as amended from time-to-time.

“SEC” means the United States Securities and Exchange Commission.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Takeover Proposal which Takeover Proposal did not result from a breach of Section 5.2 (on its most recently amended or modified terms, if amended or modified) (except that references in the definition of “Takeover Proposal” to 10% shall be replaced by 100%) that the Company Board determines in its good faith business judgment (after consultation with the Company’s outside legal counsel and financial advisors) to be more favorable to the holders of Shares from a financial point of view than the Transactions, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Takeover Proposal deemed relevant by the Company Board and (e) any revisions to the terms of this Agreement and the Merger proposed by the Parent during the “matching” period set forth in Section 5.2(f). Notwithstanding the foregoing, a Takeover Proposal shall not be deemed to be a “Superior Proposal” unless (x) there is no financing contingency and any financing required to consummate the transaction contemplated by such proposal is committed at least to the same extent as external financing arranged by Parent, (y) there is no due diligence condition to the third party’s obligation to consummate the transaction that is the subject of such offer, and (z) the merger consideration payable to the Company’s shareholders upon consummation of the Superior Proposal is at least $0.50 per Share higher.

“Takeover Proposal” means any inquiry, proposal or offer or indication of interest from any Person (other than Parent and its Subsidiaries and Affiliates, including Merger Sub) relating to, in one transaction or a series of related transactions, any (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 10% or more of the fair market value of the Company’s consolidated assets or to which 10% or more of the Company’s net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of 10% or more of the voting equity interests of the Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 10% or more of the voting equity interests of the Company, (d) merger, consolidation, reorganization, recapitalization, sale, lease, contribution, partnership, joint venture, share exchange, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own 10% or more of the consolidated assets, net revenues or net income of the Company, taken as a whole, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company.

“Tax” or “Taxes” means all federal, state, local and foreign taxes of any kind, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, transfer, excise, capital, wage, employment, unemployment, payroll, withholding, social security, occupation, import, environmental, stamp, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, imposed by any Governmental Entity, together with any interest and any penalties, additions to tax or additions with respect to such amounts.

“Tax Return” or “Tax Returns” means all federal, state, local and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns, including any amendment of any of the foregoing.

“Termination Fee” means an amount equal to $5,000,000.

Section 10.3 Other Definitional and Interpretive Provisions.

The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning as the word “shall”. The term “or” is not exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

MRGB HOLD CO.

By:	/s/ Scott Scharfman

Name:	Scott Scharfman

Title:	President and Chief Executive Officer

MRVK MERGER CO.

By:	/s/ Scott Scharfman

Name:	Scott Scharfman

Title:	President

R.G. BARRY CORPORATION

By:	/s/ Greg Tunney

Name:	Greg Tunney

Title:	CEO/President

[Signature Page to Agreement and Plan of Merger]